# CAPTURING VALUE THROUGH DISCOVERY

2007

Quaterra Resources Inc. 2007 Annual Report

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Quaterra Resources Inc.

(AMEX: QMM, TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

Forward-looking statements

Statements contained in this annual report that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in countries where the Company operates, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labor relations matters, and changing foreign exchange rates, which are described more fully in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

References may be made in this annual report to historic mineral resource estimates. None of these are NI43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Cover photo: Geotech Ltd flies a VTEM survey for Quaterra on the Arizona Strip uranium project.

Annual General Meeting of Shareholders

The annual general meeting of the shareholders of the Company will take place at 10:00 am on Wednesday, June 18, 2008, in the Company’s offices located at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia.

# Securing exploration upside through 100% control of a diversified minerals portfolio

A spectacular outcrop of the Kanab North pipe resulted in one of two uranium deposits found in a single day during the early history of exploration on the Arizona Strip. In 2008 Quaterra discovered the second "hidden" pipe ever found in the district.

- Quaterra Resources Inc. is a mineral exploration company focused on making significant discoveries in North America
- Its exploration efforts are directed at acquiring highly prospective properties with the potential to host large and/or high-grade base metal, precious metal and uranium deposits
- It is focused on acquiring a 100% interest in properties in mining-friendly locations on reasonable terms
- It has one of the industry's most talented and successful exploration teams
- The Company emphasizes developing a pipeline of opportunities using in-house expertise, prospectors and an extensive network of industry contacts
- Metals markets remain strong because of declining inventories, long lead times for new production and quality-of-life demand for key resources in the developing world

Quaterra Resources Inc. 1

President’s Letter to Shareholders

“ Property and commodity diversification, and 100% ownership will capture the full value of a major discovery.”

WHEN
PREPAREDNESS
MEETS
OPPORTUNITY

Today’s seemingly incongruous juxtaposition of buoyant commodity prices and a fragile junior resource sector presents opportunities and challenges. Although strong metal prices and a relatively empty development pipeline assure that new discoveries will be major wealth creators, the more selective availability of equity funding for junior companies puts a premium on performance and growth.

In this environment we need to be prepared to work hard to seize opportunity when it presents itself. And with our ongoing strategy of building a portfolio of diversified mineral properties which we control in mining-friendly locations we believe we are ideally positioning ourselves to capture value for our shareholders.

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“I’m a great believer in luck, and I find the
harder I work, the more I have of it.”

Thomas Jefferson

On the corporate side, we achieved a major milestone in the past year with our listing on the American Stock Exchange in March 2008. The AMEX listing will provide a more convenient trading market for U.S. shareholders, facilitate trading liquidity and raise the Company’s profile with U.S.-based institutional investors. Also during the year, Tracy Stevenson was appointed Chairman of the Company’s Board of Directors, adding depth at the executive level. In April 2008, we completed a non-brokered US$11 million financing which will allow us to continue aggressive exploration of our properties, in particular the MacArthur copper and Arizona Strip uranium projects.

On the exploration front, we validated our technical approach at the Arizona Strip with the discovery of a blind uranium pipe; expanded the zone of acid-soluble copper mineralization at MacArthur, Nevada; further delineated both high-grade and potential bulk-mineable silver mineralization at the Nieves property in Zacatecas, Mexico; and acquired the SW Tintic porphyry copper prospect in Utah and the Herbert Glacier gold prospect in Alaska. The due diligence process at Yerington, Nevada has been slow, which we expected, but I remain optimistic that we will achieve a favorable outcome.

Our focus remains squarely on discovering large or high-grade precious metal, base metal and uranium deposits in North America. I want to emphasize that we will continue to evaluate and in some cases acquire new prospects if they meet our geologic, environmental and infrastructure criteria; and if we can obtain a 100% interest on reasonable terms. We will do this not because of dissatisfaction with existing properties, but because the merging of good people with good properties and cutting edge technology gives us the best chance to make discoveries. Our recent exploration success on the Arizona Strip is a good example of this approach.

The successful execution of our strategy provides Quaterra with property and commodity diversifica-tion, and 100% ownership will capture the full value of a major discovery for our company and shareholders. A portfolio of properties at various stages of exploration and development also provides significant option value in the current environment of mergers, spin-offss and corporate acquisitions.

This is a great time to be looking for new mines and I am excited about the year ahead. We will be completing a resource estimate at MacArthur and initiating one at Nieves; aggressively drilling on the Arizona Strip to try to capitalize on our initial success; initiating work at SW Tintic and Herbert Glacier; and expanding our reconnaissance program in central Mexico. And we will continue to evaluate other opportunities, both on the project and corporate level.

The real strength of any company is its people. I would like to thank all the members of the Quaterra team – directors, officers, staffs, consultants and shareholders – for their hard work and loyalty during the past year. Exploration is a difficult and demanding business with frequent highs and lows. The commitment, enthusiasm and competence of our team is always appreciated and never taken for granted.

It is likewise not easy being a shareholder, particularly in today’s volatile environment. Our shareholders are second to none, a fact brought home once again by the large turn-out in October for our MacArthur field trip and in New York on March 28, when our contingent was one of the largest groups ever to attend an AMEX bell ringing ceremony. We appreciate your support of the Company’s activities and will work hard to justify your continued confidence.

As the year unfolds, we have some great opportunities and are well-positioned to capitalize on them. I look forward to sharing results with you as they become available.

T. C. Patton
May 6, 2008
President and CEO

2007 ANNUAL REPORT      3

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Quaterra commences trading on the AMEX

Quaterra achieved a key milestone when it listed on the American Stock Exchange on March 3, 2008. The Company’s shares trade under the symbol QMM. The listing will raise the Company’s profile in the United States, offer a broader market database to target new investors, better facilitate trading with existing U.S.-based shareholders and assist in increasing institutional investment.

A total of 25 shareholders from across the continent accompanied the Company’s officers, directors and employees at the bell ringing ceremony on the exchange floor in New York on March 28, 2008. President and CEO, Thomas Patton made a short address to the trading floor and then rang the opening bell with Chairman of the Board, Tracy Stevenson. The strong contingent of company attendees set a record for the highest number of guests ever to attend a bell ringing ceremony at the exchange and is a testament to the Company’s loyal shareholder base.

Quaterra
Resources Inc.
QMM
QMM
AMERICAN
STOCK EXCHANGE
Equities Options ETFs

Left to right: Robert Wotczak (AMEX), Wayne Booth (shareholder), Tracy Stevenson (Chairman), Gerald Prosalendis (advisor), Larry Page (director), Thomas Patton (CEO & President), Rick Riley (shareholder), Wade Black (joint venture partner) at the bell ringing platform.

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2007 ANNUAL REPORT      5

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2008 Milestones

Quaterra believes that significant goals, or milestones, provide the market with a tool with which to track its progress towards its longer-term objectives. Milestones are formulated to show the progress the Company is making in systematically acquiring and exploring its properties, reducing overall risk and strengthening the Company.

In the next 12 months Quaterra plans to:

  Complete a NI43-101 resource estimate at the MacArthur copper project, Nevada

  Test the most prospective breccia-pipe targets on the Arizona Strip for uranium

  Complete a core drilling program on the Concordia-Arroyo-San Gregorio vein systems and their junctions at Nieves, Mexico

  Advance its other central Mexican gold-silver properties and continue aggressive reconnaissance

  Complete initial evaluation of the SW Tintic copper project in Utah and the Herbert Glacier gold property in Alaska

  Continue to evaluate other high value opportunities

Achievements

In the past 12 months, Quaterra:

  Obtained a listing on the American Stock Exchange under the symbol QMM

  Discovered the A-1 “blind” breccia pipe on the Arizona Strip uranium property validating the company’s technical approach

  Enlarged the zone of acid-soluble copper mineralization at the MacArthur project in Nevada

  Delineated both high-grade and potential bulk-mineable silver mineralization at the Nieves property in Zacatecas, Mexico

  Completed an environmental assessment at the Yerington project in Nevada as part of due diligence towards acquiring ownership

  Acquired the SW Tintic porphyry copper prospect in Utah and the Herbert Glacier gold prospect in Alaska

  Drilled two Mexican properties and through reconnaissance staked five additional claim blocks in central Mexico

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A portfolio of diversified North American properties

Arctic Ocean
Chukchi Bay
Bering Sea
Beaufort Sea
Big Bar
Reykjavik
Baffin Bay
Fairbanks
Herbert Glacier
Labrador Sea
Duke Island
Hudson Bay
Edmonton
Vancouver
Calgary
Seattle
Portland
Montreal
Ottawa
Toronto
Buffalo
Boston
Milwaukee
London
Sacramento
MacArthur/ Yerington
San Francisco
Pittsburgh
SW Tintic
Columbus
Kansas City
Indianapolis
Cincinnati
Washington
Arizona Strip
Wichita
Saint Louis
Virginia Beach
Nashville
Albuquerque
San Diego
Phoenix
Oklahoma City
Memphis
Charlotte
Ensenada
Tucson
Birmingham
Atlanta
El Paso
Fort Worth
Dallas
Jacksonville
Pacific Ocean
Austin
Hermosillo
San Antonio
New Orleans
Chihuahua
Atlantic Ocean
Mirasol
Nassau
Nieves
Miami
Culiacan
Saltillo
Gulf of Mexico
Havana
Santo Domingo
Kingston
Port-au -Prince
Mexico City
Toluca De Lerdo
Belmopan
Acapulco De Juarez
Caribbean Sea

2007 ANNUAL REPORT      7

Yerington-MacArthur

Consolidating a copper district

Quaterra’s 2007 drilling program substantially enlarged the acid-soluble copper deposit at MacArthur. And continued exploration may define a resource that is comparable in size and more favorable in economics than many of its neighbors in the Yerington district. Meanwhile, due diligence continues in order to complete the acquisition of the nearby Yerington mine.

Quaterra continues to expand its land position in the Yerington Copper district of northwestern Nevada. With world class potential only 50 miles southeast of Reno, the district has the ideal combination of resources and infrastructure to make Quaterra a major copper producer. The global geologic resources of the Yering-ton district exceed 2.1 billion tons of 0.4% copper and include the MacArthur copper oxide deposit, the Yerington, Ann Mason and Bear-Lagomarsino porphyry copper deposits and the Pumpkin Hollow copper skarn deposit. The resource potential of the district dwarfs past production and presents an attractive target for the Company’s growing land acquisition and copper exploration programs.

The historic MacArthur mine resource of 29 million tons grading 0.28% copper, including 13 million tons of +0.40% copper was substantially enlarged by the Company’s 2007 drilling program.

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Quaterra entered the Yerington district in 2005, with the acquisition of a 100% interest in the MacArthur mine, a fully stripped copper oxide deposit with an historic resource of 29 million tons grading 0.28% copper, including 13 million tons of +0.40% copper (this historic resource estimate, or those that follow, are not NI43-101 compliant and should be read in conjunction with the note on historic resources in the forward-looking statements in the cover of this annual report). The Company subsequently enlarged its land position by staking an area of 9.5 square miles around the existing open pit and initiated a drilling program to expand the deposit. The drilling results began to define a much larger area of copper oxide mineralization in 2006 and provided encouragement to pursue opportunities for further consolidation. In May 2007, Quaterra received approval from the U.S. bankruptcy court to acquire all the assets of Arimetco Inc. in the Yerington mining district, including the historic Yerington open-pit mine and the Bear prospect. The Company is currently conducting due diligence, that if successful, will result in 100% ownership. The momentum of these acquisitions increased the Company’s capacity for growth and motivated the completion of a 2,600 line-mile airborne magnetic survey that resulted in acquisition of the Wassuk copper project in early 2008.

Quaterra’s rapidly growing presence in the Yerington district is giving the Company a strategic position to create value from opportunity. With a drilling program to expand its copper oxide deposit at MacArthur, an option to acquire the Arimetco assets around the Yerington mine and a large land position to explore for new copper porphyry deposits, Quaterra is fast becoming an important player in the revival of a major copper district that has been dormant for almost 30 years.

MacArthur Copper Mine

Quaterra has completed approximately 43,000 feet of drilling in 74 reverse circulation holes and 43 core holes at MacArthur since drilling began in 2006. The program initially targeted the area in and around the pit and an area north of the pit where a

10      Quaterra Resources Inc.

few historic holes intersected chalcocite mineralization. The drilling data defines two mineralized zones with a combined average thickness of over 100 feet that merge and now cover an area of 7,000 feet by 4,000 feet. This zone of secondary, acid-soluble copper mineralization is now approximately five times the size of the original pit area that contains a 29 million ton historic resource and remains open to the north, south and west. Copper mineralization parallels current topography and contains predominately green and black copper oxides grading downward into chalcocite, a secondary copper mineral that is also acid-soluble. Mineralization appears to represent a partially oxidized secondary enrichment blanket.

The most likely source of the secondary copper mineralization, based on results to date, is about 3,000 feet west of the pit in the Gallagher area. The Company’s recently completed drill hole QM-10 targeted this area and discovered new porphyry copper-type mineralization below a large area of iron oxides and phyllic alteration. From 470 to 530 feet, the hole cut 60 feet of 0.73% copper including 15 feet of 2.46% copper. A second mineralized zone at 575 feet assayed 0.40% copper over 50 feet, including 20 feet of 0.79% copper. The mineralization in both intercepts occurs as disseminations and veins of chalcopyrite in quartz mon-zonite. The copper zone includes scattered anomalous gold values up to 370 ppb. The intercepts may represent “fringe” mineralization related to a large porphyry copper system that could be the source of the secondary copper mineralization in the MacArthur pit.

The Company’s 2007 drilling program has substantially enlarged the MacArthur deposit. Continued exploration has the potential to define a resource comparable in size to other deposits in the Yerington district. During 2008, Quaterra will complete detailed geologic mapping and completely define the zone of shallow acid-soluble copper by grid drilling holes on 500 foot centers. The drill data will be used to complete a NI43-101-compliant resource estimate during the second half of 2008. Concurrent with the shallow drilling, deep drill-holes will explore for primary sulfide copper mineralization in the Gallagher area and north of the pit.

2007 ANNUAL REPORT      11

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Yerington Copper Mine, Nevada

The Company’s review of the Arimetco assets in the Yer-ington Mining District has progressed slowly but steadily. The Chambers Group Inc. and Golder Associates Inc. completed a Phase 1 Environmental Site Assessment Report (ESA) in April 2008 as part of the Company’s due diligence.

The purpose of this Phase 1 ESA is to identify conditions indicative of releases or threatened releases of hazardous substances so that the Company may establish liability protection as a bona fide prospective purchaser. This report is essential to obtain requested environmental clearances for past mining-related activities.

The original 180-day review period which began on July 13, 2007, has been extended for an additional 120- day period to May 8, 2008, and may be extended for additional 120-day periods if necessary.

On May 1, 2007, Quaterra received the approval of the appropriate U.S. court for the acquisition by a subsidiary of Quaterra of all Arimetco assets in the Yerington Mining District. Assuming successful completion of due diligence, the Company plans to explore the property as part of its ongoing exploration drilling program at MacArthur.

Wassuk Project, Nevada

Quaterra enlarged its stake in the Yerington District in early 2008 following the completion of a 2,600 line-mile airborne magnetic survey conducted by EDCON-PRJ of Tucson, Arizona. Th e geophysical survey covered approximately 140 square miles over most of the historic mines and included detailed surveys of the MacArthur and Bear deposits. The new data was then digitized and merged with older surveys to provide a detailed magnetic map of almost the entire district.

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Other Copper Projects

SW Tintic-Treasure Hill Prospect, Utah

In July 2007, Quaterra acquired the Southwest Tintic porphyry copper deposit located in the prolific Tintic mining district in west-central Utah, about 60 miles south of Salt Lake City. The acquisition provides an opportunity to investigate the porphyry copper mineralization in an under-explored area that represents the second most important mining district in Utah.

The project includes approximately five square miles of mineral rights that were acquired by optioning and staking 85 unpatented U.S. lode claims and purchasing 1,511 acres of patented mining claims. The district ranks third in a list of the top ten historic silver producing districts in the U.S. Approximately 285 million ounces of silver, 2.8 million ounces of gold and lesser amounts of base metals were mined from carbonate replacement deposits and mantos hosted by Paleozoic sedimentary rocks. Much of the mineralization may be related to a major porphyry copper system at depth that has not yet been found.

In the early 1970s, Bear Creek Mining Company discovered the deep Southwest Tintic porphyry copper system four miles to the south of the Tintic silver mines. The deposit is hidden 1,100 feet below surface under three square miles of barren quartz-sericite-pyrite alteration. The system was cut by six widely spaced core holes which form the basis for Krahulec and Briggs’ (2006) rough estimate of a global geologic resource – which is not NI43-101 compliant – of more than 400 million tons of 0.33% copper, 0.01% molybdenum and 0.002 oz/ton gold at a 0.3% copper cutoffs. The system could contain several large zones of high grade, structurally controlled copper mineralization that may not have been identified in the earlier drilling.

Wide-spaced drill holes in Diamond Gulch, less than a mile to the north, have shown the presence of a low grade chalcocite blanket presumably derived from enargite-rich veins peripheral to the SW Tintic or another deep porphyry copper center in the Treasure Hill area located two miles farther north. Exxon explored Treasure Hill for high-grade bonanza copper, gold, and silver veins in the early 1980s. The area represents yet another possible porphyry system at depth with three northeast trending zones of copper-gold mineralization in propylitized andesitic volcanics. The primary vein minerals are quartz-alunite, pyrite and enargite with lesser amounts of galena and sphalerite.

The large amount of metal and widespread alteration in the southwest Tintic-Treasure Hill prospect areas are compelling reasons to systematically explore a number of attractive exploration targets. Quaterra is planning an extensive program of mapping, data compilation, geophysics and approximately 5,000 feet of drilling in 2008.

The survey defi ned an interesting magnetic anomaly five miles east of Yerington that became the subject of Quaterra’s newly acquired Wassuk Prospect. Th e property consists of 77 leased claims and 205 newly staked claims over a broad valley covered by alluvium. Along the western margin of the Wassuk anomaly, an outcropping granodiorite with quartz mon- zonite porphyry dikes displays both alteration and copper oxide mineral- ization with a close similarity to the MacArthur deposit. Th e alteration and mineralization is characteristic of what might be expected peripheral to a porphyry system that may lie at depth below the valley to the east. The Wassuk anomaly presents an at- tractive target for copper exploration in 2008.

2007 ANNUAL REPORT      13

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Arizona Strip Uranium District

Proof of principle

The discovery of a “blind” pipe using a VTEM geophysical system validated Quaterra’s innovative approach to exploring for uranium on the Arizona Strip. And the success of Quaterra’s geophysical approach has opened up new possibilities for discovering a mineable resource.

The Arizona Strip should certainly be at the top of a list of U.S. uranium districts with the greatest possibility of creating signifi-cant wealth through new discoveries. The breccia pipe mines of northwestern Arizona represent some of the highest grade and most profitable per pound uranium production in the country. Prior to the uranium price decline in the late 1980s and early 1990s, they were some of the country’s last hard rock uranium producers. These attributes made the Arizona Strip a prime location for exploration to achieve the Company’s goal to create value through discovery. In Q1 2008, Quaterra made a discovery that could not only make Quaterra the major player in the Arizona Strip, but also redefine the future potential of this prolific district.

From 1980 to 1990, the Arizona Strip produced in excess of 19 million pounds of uranium from seven mines, averaging 0.65% U3O8. The total amount of mineable uranium discovered to date in breccia pipes in northern Arizona is estimated to be in the range of 35 million pounds. One fifth of this total (seven million pounds of U3O8) was mined from a single blind or “hidden” breccia pipe discovered by tracing alteration exposed in Hack Canyon by Western Nuclear in 1979. Until Quaterra’s discovery of the A-1 pipe, Hack 2 represented the only hidden pipe ever found in the district.

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Geotech Ltd. conducted Quaterra's airborne time-domain electromagnetic (VTEM) survey that identified most of the known breccia pipes in the northern Arizona Strip district and more than 200 targets with similar geophysical signatures.

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The first VTEM target tested by Quaterra resulted in the discovery of the first new mineralized breccia pipe found on the Arizona Strip in 18 years

Northern Arizona Strip
Uranium Project

The discovery of new deposits in a mature district requires a determined and innovative approach combined with the latest exploration technology. In early 2007, Quaterra contracted Geotech Ltd. to conduct the fi rst extensive test of an airborne time-domain electromagnetic system on the Arizona Strip. The VTEM system identified most of the known breccia pipes and more than 200 moderate- to high-priority targets with similar geophysical signatures but with little or no outcropping evidence of a collapse feature. The acquisition of the mineral rights to cover the new anomalies increased the Company’s mineral rights to a total area of 85 square miles.

The fi rst VTEM target tested by Quaterra resulted in the discovery of the fi rst new mineralized breccia pipe found on the Arizona Strip in 18 years. Discovery Hole A-01-31 intercepted a thickness of 57 feet averaging 0.33% U3O8 at a depth of 1,034 feet. The intercept includes a higher grade interval of 28 feet averaging 0.58% U3O8. The drill-hole data indicate that the A-1 structure is a hidden breccia pipe. Upward collapse of the A-1 pipe stopped more than 400 feet below the surface. The A-1 discovery proved the concept of airborne geophysical detection of hidden pipes and gives Quaterra a unique advantage in the search for uranium deposits in the district.

The A-1 discovery represents the only hidden pipe discovered in 28 years. Most of the breccia pipes with structures visible at the surface have been found by past exploration. Many of the future discoveries in the district will probably be hidden breccia pipes and they could also be some of the most important. Hack 2, the largest and one of the highest grade uranium deposits ever discovered on the Arizona Strip, may have this status precisely because it is a hidden pipe. When

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internal collapse causing the upward growth of breccia pipes continues after ore deposition, the uranium deposit can be destroyed as mineralization is displaced and disseminated downward through the structure.

Hidden pipes may also be the most numerous type of mineralized structure in the district. The U.S. Geological Survey Open File Report (OFR-89-550) shows the mapped locations of 1,296 pipes in northwestern Arizona. The number of outcropping pipes decreases dramatically below the cover of successive layers of younger sediments until fewer than two pipes are evident over a surface area of 500 square miles in the younger rocks. Clearly the upper level of stoping by collapse varies and many pipes may occur at depth and lie hidden with no surface evidence of a pipe throat. If these structures penetrate the Coconino Sandstone in a favorable area of the district, an orebody can exist at depth with no pipe structure at the surface. The number of pipes identifi ed to date could represent only a small fraction of the number of mineralized hidden pipes that lie waiting to be discovered at depth.

Quaterra is planning an active program of exploration drilling in 2008 to investigate the Company’s many high-priority VTEM targets. The program anticipates approximately 50,000 feet of drilling to test at least 12 new targets with both shallow and deep holes. The program is planned to follow-up with the defi nition of high-grade mineralization in the A-1 pipe and includes ground geophysical surveys to more precisely define drill targets within the airborne anomalies. With continued exploration, the Arizona Strip may soon become one of the more significant producing uranium districts in the United States.

Other uranium projects

Quaterra’s early entry into uranium exploration in the western U.S. allowed the acquisition of several key land positions over and immediately adjacent to the formerly producing Snow, Probe, and Sinbad uranium mines in southern Utah and the Shirley Basin mine in central Wyoming. Most of the properties were acquired from North Exploration, which staked claims simply on the basis of high drill-hole densities in close proximity to old mines. Some of the properties represent the drilled out and defined “reserves” for uranium operations that were shut down in the 1980s due to low prices. Although nearly all of the Company’s mineral rights are now surrounded by claims of competing companies, the Wyoming and Utah assets present a portfolio of opportunities that will continue to be evaluated.

2007 ANNUAL REPORT      17

Alaska exploration

Duke Island Cu-Ni-PGE Project

Quaterra’s 100%-owned Duke Island Cu-Ni-PGE prospect is located in southeast Alaska about 30 miles south of Ketchikan. The project consists of 129 unpatented Federal lode mining claims and 11 state of Alaska mining claims that cover an area of six square miles of multiple-use lands open to mineral development within the Tongass National Forest.

The Duke Island complex appears to have all the principal ingredients necessary to host a large Cu-Ni-PGE deposit. Consisting of two separate areas of well-exposed zoned ultramafics, the complex shows compositional layering due to changes in magma chemistry and subsequent fractionation and precipitation of mineral crystals settling through the lighter melt. Flow textures, graded bedding and dislodged xenolith fragments observable in outcrop and drill core indicate the presence of sill-like intrusions that form magma conduits for large volumes of mafic magmas. Net textured sulfides visible in the rock are thought to have accumulated by gravity separation from the ultramafi c magma. A detailed review of the Duke Island data in 2007 suggested that sulfide mineralization may be related to an elongate sill complex, not a typical Ural Alaska ultramafic intrusive. Similar layered intrusive complexes host some of the world’s largest copper-nickel systems.

Nine occurrences of Cu-Ni-PGE sulfide mineralization have been identified in outcrops within an area of four square miles at Duke Island. Drilling has encountered large zones of sulfide mineralization including up to 387 feet of 0.2% copper, but with low nickel tenors. Grab rock samples returned values of up to 1.95% copper, 0.25% nickel and 1 g/t combined platinum and palladium. The rock outcrops and subcrops characteristically occur in low boggy areas with heavy red-brown clay suggestive of acid weathering of sulfi des.

In early 2008, Quaterra contracted Fugro Airborne Surveys Inc. to fl y a deep-looking airborne time domain EM survey (TDEM) to identify new drilling targets within these areas and at depth below previously investigated targets. The geophysical survey covered 20 square miles with 240 miles of flight lines. A review of the TDEM data is currently in progress to determine if any of the identified anomalies have potential for massive copper-nickel mineralization.

Quaterra has discovered a dynamic ultramafi c intrusive complex at Duke Island. Extensive areas of outcropping sulfide mineralization have been identified and sampled. Shallow diamond drilling has intersected thick zones of low-grade copper mineralization. If the geophysical data suggest that higher sulfide concentrations may exist below the depth of previous exploration, the Company is planning a 10,000-foot drilling program during the summer field season of 2008.

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Herbert Glacier Gold Project

In October 2007, Quaterra acquired the Herbert Glacier gold property in the historic Juneau Gold Belt of southeast Alaska. Located 20 miles north of Juneau, the prospect presents an attractive opportunity for the discovery of a high-grade gold deposit in a district that has produced nearly seven million ounces of gold since discovery in 1880.

The Herbert Glacier property consists of 91 unpatented Federal lode mining claims that host four main composite vein-fault structures with ribbon structure quartz-sulfide veins. Although the southernmost of the four vein systems was known in the early days of the Juneau district, the receding Herbert Glacier exposed a succession of parallel gold mineralized structures that strike east-west and dip steeply to the north. One of the four known vein systems was drilled in 1986 and 1988 by Tenneco Minerals and its successor Echo Bay Mining Co. The Main Herbert structure was explored on 200 foot intervals along a 2,000 foot strike length with 5,272 feet of drilling in 19 core holes. Shallow angle holes established continuity of gold mineralization in the vein system and over a distance of 1,500 feet found intercepts of up to 14 feet averaging 0.98 oz/ton gold. Sampling in 2007 shows that all four structures locally have high-grade gold-quartz mineralization and should be drill tested.

The Herbert Glacier vein systems are strongly enriched in gold. Of 199 rock chip samples collected during a reconnaissance mapping and sampling program in the summer of 2007, almost half (94 samples) contained more than one g/t gold; 33 samples contained more than 10 g/t; and 12 contained more than one ounce of gold per ton. One 1.5 ft (about 46 cm) banded quartz vein with visible gold assayed 81.9 g/t (about 2.39 oz/ton) gold. Veins typically pinch and swell, but individual veins are as much as 14 feet thick and composite veins are up to more than 20 feet across. The veins are competent, but occur within halos of altered quartz diorite, and are generally marked on surface by deep trenches eroded from the incompetent altered host rocks. Gold is accompanied, in approximate decreasing order by arse-nopyrite, pyrite and galena with lesser amounts of scheelite, chalcopyrite and sphalerite. Trace elements are typical of the Juneau Gold Belt and the mesothermal aspect of the ribboned quartz veins suggest that the mineralized structures of the Herbert Glacier property could be persistent in strike and depth over a range of thousands of feet. A metallurgical study on a 240 pound composite sample by the U.S. Bureau of Mines indicated that 88% of the gold was free milling and could be recovered by gravity methods (Herbert Glacier – No. JU097, ARDF fi le, Juneau Quadrangle, U.S. Geological Survey).

Quaterra is planning a 4,500 foot core drilling program to explore the Herbert Glacier project in the late summer field season of 2008. The helicopter-assisted program is designed to test the Main Herbert and Deep Trench veins over a vertical extent of 300 to 400 feet. Past drilling and sampling programs have demonstrated a system of high-grade gold mineralization with near surface continuity in one structure on the property. If this year’s program can define similar grades and tonnages at depth and in the other parallel veins, the Her-bert Glacier project could become an important gold discovery for the Company.

2007 ANNUAL REPORT      19

Cu Au Ag U Mo

PPO
P.P.
MIRASOL
Sup.- 6020 HAS.
Exp.- 25/32861
Ag- DURANGO, DGO

**Mirasol claim post, called a *Mojonera*.**

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Mexico

Staking rush

Quaterra stepped up the pace of exploration in Mexico this past year. Seven geologists are now working in the country under the supervision of Tom Turner, Quaterra’s Manager of Mexican Exploration.

Quaterra drilled a total of 16,602 meters on three projects in Mexico in 2007. A 16-hole core drilling program at Nieves brought new life into the project. While drilling at Crestones and Mirasol did not intersect signifi cant mineralization, it did provide valuable geologic information that will be useful in identifying new targets that the Company still considers prospective.

Competition for land in central Mexico has intensified as a result of major new discoveries at Peñasquito, La Pitarilla and Camino Rojo. Quaterra has staked five new prospects in San Luis Potosi covering 69,034 hectares (266.54 square miles) and has added claims at Mirasol and Las Americas in Durango. Reconnaissance work continues. Quaterra now has a 100% interest in claims covering 631.03 square miles in Durango and San Luis Potosi and a 50% interest in an additional 23.36 square miles at Nieves in Zacatecas. Details of these programs are discussed below.

2007 ANNUAL REPORT      21

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Nieves

The Company owns a 50% interest in the Nieves silver property located in northern Zacatecas State, Mexico, about 90 kilometers north of Penoles’ world-class Fresnillo silver mine. The project occurs within a northwest trending mineral belt known as the Faja de Plata, which hosts many of the world’s premier silver deposits including San Martin, Fresnillo, Za-catecas and Real de Angeles. The land block consists of 16 mineral concessions covering an area of approximately 60 square kilometers (23.3 square miles). Mineralization is related to a low temperature silver-gold-lead-zinc epither-mal vein system similar to the world-class Fresnillo and Zacatecas Districts in central Zacatecas.

A 16-hole, 5,388.8 -meter drilling program, consisting primarily of infill holes on the Concordia vein, was completed between September and December 2007. The program was successful in extending the Concordia high-grade silver vein mineralization and intersected significant new mineralization in the adjacent Arroyo fault, which may be a new mineralized structure or host the faulted extension of the Concordia vein. Highlights are as follows, with key holes referenced on the geologic map:

Concordia vein: Twelve holes tested the Concordia vein system, one of three east-west striking veins systems on the Nieves property. The best mineralized interval is in hole QTA-48 with 47.48 meters averaging 142 g/t silver, 0.13 g/t gold, 0.37% lead and 0.37% zinc, including

22      Quaterra Resources Inc.

Mirasol-Americas

a 4.67 meter interval with 777 g/t silver (22.7 oz/ton), 0.53 g/t gold, 2.45% lead and 2.20% zinc. Hole QTA-53 cut the highest grade intercept with a 1.22 meter interval averaging 1.8 kg/t silver (52.6 oz/ton), 0.32 g/t gold, 2.06% lead and 0.69% zinc.

The Concordia vein hosts moderate- to high-grade silver-gold-lead-zinc mineralization at shallow depth proximal to its intercept with the Arroyo fault. The best mineralized segment of the vein currently extends for at least 400 meters along strike and over a vertical distance of 300 meters. It has a gentle rake to the southwest where it remains open.

Arroyo fault: Hole QTA-55 was collared 120 meters northeast of hole QTA-48 and tested the junction of the Concordia vein with the Arroyo fault. The mineralized intercept starts at 62 meters and includes 37.6 meters of 108 g/t silver, 0.15 g/t gold, 0.10% lead and 0.14% zinc. Within this zone is a 3.3 meter interval that averages 331 g/t silver (9.6 oz/ton), 0.29 g/t gold, 0.17% lead and 0.28% zinc. Mineralization consists of sheeted veinlets, and because of its shallow depth and relatively uniform grade has open pit potential. The Arroyo vein-fault system appears to strike northwest with a moderate southwest dip. Additional drilling will be necessary to determine the extent and significance of this mineralization.

2008 exploration plans: Additional core drilling will start during the second quarter of 2008, concentrating on the Concordia-Arroyo-San Gregorio vein systems and their junctions. Any new prospects identifi ed by mapping will also be tested. All work plans are made in consultation with the U.S.-based Blackberry Ventures 1, LLC, investment partnership, which will continue to contribute its share of ongoing exploration costs.

The Mirasol and Americas projects are located in the Municipality of Simon Bolivar, Durango, Mexico, about midway between the cities of Durango and Torreon in the central part of the Mexico Silver Belt or Faja de Plata. The property is adjacent to the east boundary of Hecla Mining’s San Sebastián Project. The project initially consisted of two separate land blocks until mapping suggested that the open area between Americas and Mirasol was also prospective. The intervening area was staked to form one large land block consisting of 13 concessions totaling 82,926 hectares (320.18 square miles), which are 100%-owned by Quaterra through its Mexico subsidiary Agua Tierra SA de CV.

Both Mirasol and Americas were past producers of mercury and antimony during the 1940s and 1950s as evidenced by hundreds of small mines and prospects spread across the property.

Most of the operators were small miners who hand sorted the ores and sold them to concentrate buyers in Monter-rey, Mexico. Most mining was terminated by the early 1970s. More recently, Hecla produced gold and silver from its adjacent San Sebastián property. The Francine and Don Sergio veins produced 11.2 million ounces of silver and 155,937 ounces of gold from 2001 to 2005. Hecla continues to actively explore its property and maintains a working mill at Valardeña, Durango.

A 1:5,000-scale geologic map of the original Mirasol and Cerro Concessions completed in 2007 identified a seven by five kilometer area of si-licified and brecciated limestone with quartz-calcite veinlets and accessory fluorite-alunite-stibnite-cinnabar. A 5,050-meter, 38-hole RC “scout” drill program was completed late in 2007 to test the large alteration area at depth and probe for potential feeder zones.

2007 ANNUAL REPORT      23

Cu	Au	Ag	U	Mo

24      Quaterra Resources Inc.

Americas appears to be the top of an epithermal system with a possible gold-silver zone interpreted to be closest to surface below the north stockwork veining.

Holes drilled to an average depth of 150 meters demonstrated that the silicified and brecciated limestone is restricted to a 20 to 40 meter thick horizontal band that formed along the unconformable contact between the limestone and the overlying conglomerate. The conglomerate has since been largely eroded away, exposing the silicified limestone.

Drilling shows that in some areas the silicified limestone is cut by a complex series of faults, altered quartz porphyry dikes and silicified breccia dikes that served as hydrothermal feeders for the alteration system. These feeders are strongly anomalous in indicator elements arsenic, antimony and mercury but do not contain detectable amounts of gold or silver. Mirasol appears to be the top of an epithermal hydrothermal system. The gold-silver mineral zone, if present, could be up to 300 meters below the present erosion surface.

The Americas prospect is in the far west portion of the Mirasol concessions and is part of Hecla’s San Sebastian hydrothermal system. It is underlain by Cretaceous limestone and flysch unconformably overlain by Tertiary rhyododacite tuffs and post-mineral Late-Tertiary basalt flows.

The property encompasses an elongate, northeasterly-trending zone of hydrothermally altered rhyodacite and several large white silica “crestones” or veins that are up to 30 meters in width and outcrop up to a kilometer along strike.

There are numerous old mercury mines with ruins, dumps and open pits up to 40 meters wide, 75 meters long and 25 to 35 meters deep. The mercury occurs in both the oxidized altered rhyolite as native mercury and in the white silica as finely disseminated cinnabar.

An 800-meter diameter rhyodacite breccia that appears to be an eruptive vent outcrops in the center of the property. Hydrothermal breccia dikes are common peripheral to the large breccia. Mapping and sampling has identified a two by six kilometer area of stockwork veining along the north margin of the hydrothermal alteration shell that is open to the northeast. Grab samples of the vein material are anomalous in gold and silver, with values ranging from 0.025 to 0.91 g/t gold and 1.4 to 86 g/t silver.

Large parts of the Americas project are covered by alluvium and thin, post-mineral basalt flows. The size of the Ameri-cas hydrothermal system is presently not defined, but may be as large as 15 by four kilometers. As with Mirasol, Americas appears to be the top of an epithermal system with a possible gold-silver zone interpreted to be closest to surface below the north stockwork veining.

The work plan for Americas is to extend the geologic mapping survey east towards Mirasol and cover the identifi ed targets with a grid IP-magnetic geophysical survey. With positive results, the best targets will be tested with a core drill program.

2007 ANNUAL REPORT      25

Cu	Au	Ag	U	Mo

Crestones-Inde

Crestones is composed of three concessions totaling 5,485.63 hectares (21.2 square miles) that abut the Inde concessions at their west end. Title is still pending on two Inde concessions that total 3,151.37 hectares (12.2 square miles).

Geologic mapping at a 1:5,000 scale identi-fied a large hydrothermal system consisting of an eight square kilometer area of silicified limestone cut by three elongate siliceous hydrothermal silica breccia bodies. Rock samples from the siliceous hydrothermal breccia contain elevated antimony-arsenic-mercury values and anomalous gold-silver values with occasional spikes up to ore grade. The presence of hot spring bedded siliceous sinter indicates that the outcropping alteration-mineralization is high level and formed close to surface.

The Company completed a 13-hole, 6,163.4 -meter core drilling program during 2007. Six holes totalling 3,043.4 meters were completed during the second quarter. An additional seven holes totalling 3,120 meters were completed during the third quarter. The first six drill-holes of the program did not intersect the targeted breccia feeder vents; the second phase of the program produced similar results with a few narrow low-grade intercepts of silver-gold-lead-zinc mineralization within the hydrothermal breccia.

Numerous drill holes passed through the silicified limestone and siliceous breccias and bottomed in fresh limestone providing evidence that the outcropping alteration, brecciation and porphyry stocks are displaced by a series of listric faults that have offsset the entire hydrothermal system to the northeast for an undetermined distance. The faults outcrop on the west side of the Crestones alteration system, strike northwest, and have a moderate to flat northeast dip with normal offsset. This fault system greatly complicates further exploration at Crestones as the presumed source area to the southwest is covered by post-mineral volcanics and alluvium.

With encouraging results, an IP survey may be carried out in the alluvium-filled valley between Crestones and Inde to look for the downward continuation of the Crestones mineral system.

26      Quaterra Resources Inc.

Possible additional exploration at Crestones will be dependent on results at Inde. As soon as title is received, the concessions will be mapped. With encouraging results, an IP survey may be carried out in the alluvium-filled valley between Crestones and Inde to look for the downward continuation of the Crestones mineral system.

Jaboncillo

Jaboncillo consists of a single 1,689 hectare (6.5 square miles) concession located on the north edge of a series of concessions controlled by Excellon Minerals about 12 kilometers north-northwest of its Platosa Mine at the northern terminus of the Sierra Bermajillo.

Geologic mapping at a scale of 1:5,000 was completed in the first quarter of 2008. The prospect is centered on an eruptive quartz porphyry that intrudes limestone. Two types of rhyolite have been identifi ed: an older quartz-eye rhyolite porphyry with up to 20% one to three millimeter clear partially terminated quartz-eyes; and a very fi ne-grained rhyolite which is locally flow banded. The quartz-eye rhyolite appears to be the initial explosive eruptive and the fine-grained rhyolite is the younger rhyolite that intrudes as dikes and flow-domes along the vent rim.

The Jaboncillo prospect has two exploration targets. The fi rst is a Peñasquito type gold-silver-lead-zinc sulfide deposit at depth in the eruptive breccia. The second target is an oxide gold deposit hosted in the silicified and brecciated late rhyolite dikes and small fl ow domes. Grab samples show localized anomalous arsenic and mercury. The geologic report with map and sections is not yet finalized.

An IP survey is planned later in the year to define possible drill targets.

Reconnaissance Program

Five 100%-owned new concessions – the Carolina, Caro- lina 2, Los Azafranes, Tian and Lupita – covering a total of 69,034 hectares (266.54 square miles) have been staked in San Luis Potosi. Th ese are all early-stage precious metal prospects that Quaterra hopes to advance through geologic mapping and sampling followed by geophysics if warranted.

2007 ANNUAL REPORT     27

Cu	Au	Ag	U	Mo

Biographies

BOARD OF DIRECTORS

Tracy Stevenson, B.S. Accounting magna cum laude Chairman of the Board

Mr. Stevenson is a senior mining industry executive with international experience in finance, mergers and acquisitions, strategic planning, corporate governance, auditing, administration and information systems and technology. He worked for Rio Tinto plc, the world’s second largest mining company, and related companies for 26 years. He held a number of senior leadership positions and was involved with many major exploration, development and financing projects. During the past five years, Mr. Stevenson was the global head of information systems and shared services for Rio Tinto. He previously served for four years as Executive Vice President, CFO and a director of Comalco Ltd., an Australia-based international aluminum company partially owned by Rio Tinto, and a further four years as CFO and a director of Kennecott Corporation, a $3.5 billion diversified North American mining company owned by Rio Tinto. He also has “Big 5” public accounting experience with Coopers & Lybrand (now PriceWaterhouseCoopers). Mr. Stevenson was appointed to the Quaterra Board of Directors by shareholder vote in July 2007. He is also a director of Vista Gold Company (VGZ; TSX, AMEX). He has a B.S. Accounting Magna Cum Laude from the University of Utah and is a member of the Advisory Board of the University of Utah David Eccles School Of Business.

Thomas C. Patton, B.Sc., M.Sc., Ph.D.
President & CEO, Director

Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has worked in the exploration industry for thirty-five years as a fi eld geologist, consultant and executive officer of both junior and senior mining companies. His work has been primarily in North America, where he and his teams have played major roles in several significant discoveries and reserve expansions of existing operations. Before joining Quaterra on a full-time basis, Tom was President and COO of Western Silver Corporation from 1998 to May 2006. The highlights of this period were the discovery and delineation of the world-class Peñasquito silver-gold-lead-zinc deposit in Zacatecas, Mexico, and the subsequent sale of the company to Glamis Gold Ltd.

Eugene Spiering, B.Sc.
VP Exploration, Director

Mr. Spiering has over 30 years of experience in the mining and exploration industries. He most recently held the position of Vice President, Exploration at Rio Narcea Mines Ltd., where he managed a team that discovered two gold deposits and completed the final definition of one nickel deposit in Spain. Prior to his tenure at Rio Narcea, Mr. Spiering held the position of senior geologist with Energy Fuels Nuclear, Inc. where his responsibilities included drilling supervision, geologic mapping, and ore reserve calculations related to uranium exploration in northern Arizona and gold exploration in the western U.S. and Venezuela. He received his Bachelor of Science-Geology degree from the University of Utah.

Robert J. Gayton, Ph.D., FCA
Director

Robert J. Gayton graduated from the University of British Columbia in 1962 with a Bachelor of Commerce and in 1964 earned the chartered accountant (CA) designation while at Peat Marwick Mitchell. Mr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Mr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Mr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fi elds since 1987. He currently serves as a director for five public companies.

John R. Kerr, B.Sc.
Director

Mr. Kerr holds bachelor degrees in applied science and geological engineering from the University of British Columbia. Over the course of a career of more than 30 years he has been continuously engaged in mineral exploration and has extensive fi eld experience throughout North America. Mr. Kerr has been a geological consulting engineer since 1970 and has held senior positions with a number of public companies, both as an officer and director. He has been involved with the discovery of a number of significant mineral deposits, including two producing mines and two additional projects currently awaiting production decisions.

28      Quaterra Resources Inc.

Lawrence Page, QC
Director

Lawrence Page obtained his law degree from the University of Brit-ish Columbia in 1964 and was called to the Bar of British Columbia in 1965. Thereafter he studied labor law and industrial relations in Sydney, Australia, as a Commonwealth Scholar, returning to active practice in Vancouver in 1967. In 1970, he was a founding partner of Worrall and Page where he practiced until 1995. He currently practices on his own in Vancouver. Mr. Page’s preferred areas of practice are commercial litigation, native law, natural resource law and securities law. He has been admitted to the Bar of Ontario for the purpose of acting as counsel in specifi ed litigation. Mr. Page was awarded the distinction of Queen’s Counsel in 1988. Through his experience with natural resource companies and, in particular, precious metals development, Mr. Page has established a unique relationship with fi nanciers, geologists and consultants and has been counsel for and a director of Corona Corporation (now Homestake) and Prime Resources Corporation which have brought into production and operate Canadian gold mines He currently serves as a director for nine public companies.

Roy Wilkes, P.Eng
Director

Mr. Wilkes recently retired as president of Washington Group International’s Mining Business Unit. As leader of this group he participated in many developing mining projects throughout the world, including Latin America, Canada, Europe and the United States. Mr. Wilkes was also the Chief Operating Officer of Santa Fe Pacific Gold Corporation during the expansion of its Nevada operations. He was also involved in the development of such projects as Greens Creek, Alaska; Stillwater, Montana; and Las Pelameres in Chile, while serving as Senior Vice President of Business Development for Anaconda Minerals. Mr. Wil-kes is a graduate mining engineer from the Montana School of Mines.

MANAGEMENT & CONSULTANTS

Thomas C. Patton, B.Sc., M.Sc., Ph.D.
President & CEO, Director

Eugene Spiering, B.Sc.
VP Exploration, Director

Scott B. Hean, B.A., MBA, ICD.D
CFO

Mr. Hean has held senior management and executive positions with J.P. Morgan of New York, primarily financing junior oil and gas companies and Bank of Montreal as Senior Vice President and Managing Director responsible for fi nancing in the natural resources sectors in North America. Currently he serves as a director of Great Quest Metals Inc., and is past Chair of the Audit Committee, Sabina Silver Corporation, both publicly-traded companies on the Toronto Venture Exchange. He is Chair of the Bill Reid Trust and has served on numerous not-for-profit Boards, including Outward Bound and B.C. Children’s Hospital. He graduated from Simon Fraser University, Brit-ish Columbia, in 1973 and from the Ivey School of Business, London, Ontario, in 1975 with an MBA. Mr. Hean graduated in 2006 from the Institute of Corporate Directors, Directors Education Program.

Thomas R. Turner, B.Sc., M.Sc.
Manager of Mexican Exploration

Mr. Turner graduated from Michigan Technological University and has worked as an exploration geologist in various technical and managerial capacities for 34 years. His work experience extends from Alaska to Ecuador and includes management of exploration projects for numerous types of precious and base metal mineral systems, both for major mining companies and junior exploration companies. For the last eleven years, he has worked exclusively in Mexico and Central America. He was a consultant to Western Silver Corporation from 1998 to 2006 and managed its Mexican exploration programs including its Peñasquito project, which culminated in the discovery of two world-class gold-silver-lead-zinc deposits and the discovery of economic gold-silver mineralization at the nearby Noche Buena project, and the Company’s sale to Glamis Gold Ltd. in May, 2006. Prior to joining Western Silver, Mr. Turner managed Mar-West Resources Ltd.’s exploration projects in Guatemala which resulted in the discovery of the Cerro Blanco hot spring gold deposit. Cerro Blanco is currently the subject of a feasibility study by Glamis Gold Ltd., which acquired Mar-West in 1998.

Hector J. Fernández, G. B.Sc.
Consulting geologist

Mr. Fernández graduated from the University of San Luis Potosi, Mexico, in 1973 and has worked in exploration for 32 years as a field geologist, consultant and exploration manager for senior mining companies. Before joining Quaterra in 2003, he worked for Minera Cuicuilco (Cyprus) from 1974 to 1986, and was directly responsible for the Cieneguita (Chihuahua, Mexico) gold-silver mine discovery that was sold to Glamis Gold Ltd. From 1990 to 1996, he worked as Mexico’s Exploration Manager for Minera San Bernardo (ASARCO). From 1999 to 2002, he worked for Quebec Iron and Titanium (RTZ) in its Pluma Hidalgo (Oaxaca, Mexico) project. Mr. Fernández has been responsible for Quaterra’s Nieves silver project in Zacatecas, Mexico, since the last quarter of 2003, and he is currently preparing to begin drilling the Company’s Crestones project in Durango, Mexico.

Curtis J. Freeman, B.A., M.A.
President of Avalon Development Corporation, a consulting mineral exploration fi rm, Fairbanks, Alaska

Curt earned his Bachelor’s degree in Geology in 1978 from the College of Wooster, Ohio, and his Master’s Degrees in Economic Geology in 1980 from the University of Alaska. Curt has been employed in the minerals industry in Alaska, the Yukon, the western United States, Central America, South America, New Zealand and Africa for the past 25 years. Curt is a U.S. Certified Professional Geologist (CPG #6901) and is a licensed geologist in the State of Alaska (Lic. # AA 159). He is a member and past director of the Alaska Miners Association, Society of Economic Geologists, Geological Society of Nevada, British Columbia and Yukon Chamber of Mines and Prospectors and Developers Association of Canada. Curt also serves on the University of Alaska Department of Geology Advisory Board and the State Division of Geological and Geophysical Survey Geologic Mapping Board. Curt has worked for and consulted for numerous major and junior mining companies in addition to consulting for individuals. Curt and his team of professionals have been involved in a number of gold, silver, platinum group and base metal discoveries in Alaska and other parts of the world.

2007 ANNUAL REPORT      29

Cu	Au	Ag	U	Mo

Biographies

Roman Friedrich III
Financial advisor

Mr. Friedrich has been an investment banker to the mining and metals industries for over twenty years. Immediately prior to establishing Roman Friedrich & Company, he was the Managing Director at TD Securities responsible for its global mining M&A business. Early in his career he spent ten years at the Chase Manhattan Bank where among other positions he was Vice President for Latin America, President of Chase Manhattan Canada Limited, and Managing Director responsible for North American investment banking. From 1979 to April 1991 he was a partner at Burns Fry, a Managing Director at First Chicago and a partner at Wood Gundy. In 1991 he was a founding partner of the New York office of Lancaster Financial Corporation (a fi rm specializing in mergers and acquisitions). TD Securities, a subsidiary of Toronto Dominion Bank, acquired Lancaster in 1994. Leaving TD in April 1997, he started Roman Friedrich & Company in July the same year. Over his career, he has provided numerous companies with advice on acquisitions, mergers and divestitures, as well as providing valuations and fairness opinions to companies in the mining, metals and other industries. His investment banking activities have included the raising of equity and debt capital to the arranging of project finance. He holds a B.A. from Rutgers University and attended business school at New York University. Mr. Friedrich is on the Board of Directors of StrataGold Corporation, Gateway Gold Corp., GFM Resources Ltd., and is Chairman of Dreman Claymore Dividend and Income Fund. Mr. Friedrich is also President of GFM Resources Ltd. Mr. Friedrich is an independent director of a family of closed end mutual funds and ETFs managed by Claymore Investments Inc.

Charles C. Hawley, B.A., Ph.D.
VP Exploration, Alaska

A director and Chairman of Piper Capital, Inc., Dr. Hawley graduated from Hanover College, Indiana, with a B.A. in geology in 1951 and joined the U.S. Geological Survey in 1952 after graduate studies at the University of Wisconsin. He earned a Ph.D. in geology from the University of Colorado in 1963. Dr. Hawley worked for the Geological Survey until 1968. During his Survey years he specialized in uranium, precious metals, and beryllium primarily in the Rocky Mountain states. Since 1969, he has worked in the exploration industry as a field geologist, consultant and executive officer of junior mining companies, mainly in Alaska. Dr. Hawley has been instrumental in developing coal resources in the Wishbone, Beluga, and Nenana fields and precious metals and copper in the Alaska Range, Seward Peninsula and Brooks Range. In addition to his field studies, he served as Executive Director of the Alaska Miners Association from 1976 to 1979 and on the National Advisory Committee to the U.S. Bureau of Land Management from 1989 to 1992 where he chaired the Mining Law Task Force. He is a member of SME and Fellow of the Society of Economic Geologists. He is registered as a geologist in the State of Oregon and is a Certifi ed Professional Geologist in the AIPG.

Nicole Rizgalla, B.A.
Corporate Communications Manager

Ms. Rizgalla is communications specialist with over 12 years of global experience working in corporate communications, investor relations, public relations and marketing communications. She held corporate communications roles with Western Copper Corp. and Western Silver Corp.; was the media advisor to the Minister for Sustainability and Environment in Victoria, Australia; was marketing communications manager for London Remade within the Mayor of London’s office (UK); and public relations manager for The Body Shop’s Australasian headquarters. She has also consulted for leading communications firms including James Hoggan & Associates in Vancouver, Hill and Knowlton in London, UK and Porter Novelli in Sydney and Melbourne. She holds a Bachelor of Arts in Management Communication.

Abelardo Garza Hernández, B.Sc.
Consulting geologist, registered surveyor, landman and environmental consultant, México

Mr. Garza graduated from the University of Texas at Austin in 1975, and has worked in the mining and exploration industry for the last 30 years as a fi eld and mine geologist, consultant, landman, legal representive and administrator of Mexican subsidiaries of both junior and senior mining companies. His work has been in North America, where he has played major support roles in several suc-cesful exploration projects, including the world-class Peñasquito silver-gold-lead-zinc deposit in Zacatecas, Mexico, and the subsequent sale of the company to Glamis Gold Ltd. Prior to becoming a consultant, he worked for Exxon, Industrial Minera México, Grupo Frisco up until 1984, and since then he has been an independent consultant, having provided services to many diffserent companies such as Quaterra and Southern Silver, among others. Mr. Garza is a member of the Asociación de Ingenieros de Minas, Metalurgistas y Geólogos de México and the Society for Mining, Metallurgical and Exploration Inc. (SME), and a registered surveyor in México.

Patrick Hillard, B.Sc., M.Sc.
Consulting exploration geologist

Mr. Hillard graduated from the New Mexico School of Mines in 1969, and has worked in mining exploration for 37 years, with a significant portion of this time in supervisory positions. His work has been in North America, South America, Papua New Guinea and Spain. He has participated in the discovery of several uranium orebodies, and was in charge of exploration teams which discovered several breccia pipe orebodies which became profitable mines. He was Vice-President of Exploration for Arequipa Resources and played a signifi cant role in the discovery of the Pierina gold ore-body in Peru, after which Arequipa was bought out by Barrick Gold Corporation. Mr. Hillard was Chief Geologist for Western Nuclear, a Phelps-Dodge subsidiary, and Manager of Exploration for Energy Fuels. He is a member of the American Institute of Mining and Metallurgical Engineers.

30      Quaterra Resources Inc.

Joseph R. Inman, B.Sc., M.Sc.
Consulting geophysicist, explorer

Mr. Inman graduated from the University of Utah in 1973 (M.Sc.) and has more than 30 years experience in mineral exploration and environmental studies. He has extensive experience and expertise in nearly all geophysical methods including magnetics, gravity, induced polarization/resistivity (IPR), electromagnetics including both time-domain EM and frequency-domain EM (CSAMT, MaxMin), and radiometrics all in airborne, ground and downhole configurations. Recent experience and areas of interest include the application of seismic methods to mineral exploration as well as data inversion techniques of all geophysical data sets, including integrated earth modeling. Mr. Inman has been involved in all aspects of applying geophysics to exploration including survey design (technical speci-fications), data acquisition, contractor evaluation and selection, data processing and interpretation. He was a key member of the exploration teams that discovered the Crandon, Wisconsin, VMS deposit; and the A154 and Tli Kwi Cho kimberlite deposits, NWT, Canada. Most recently he provided and managed geophysics programs for the Western Silver team that explored and expanded the Peñasquito, Mexico, discovery into a world-class silver-gold-lead-zinc deposit. Prior to becoming a consulting geophysicist, he was Director of Technical Support and Services at Kennecott Exploration, responsible for ensuring Kennecott’s geologists, geophysicists and data managers had knowledge of, access to and made best use of state-of-the-art exploration methods including geophysics, geochemistry, remote sensing and data/information management technologies. Mr. Inman is a member of the Society of Exploration Geophysicists and a registered professional geophysicist in the state of California.

Gerald Prosalendis
Corporate advisor

Mr. Prosalendis is a corporate advisor who specializes in markets, corporate development, shareholder relations and the media. He was Vice President Corporate Development of Western Silver Corporation and was involved in the successful sale of the company in 2006 to Glamis Gold Ltd. for $1.6 billion. He was Vice President Corporate Development of Dia Met Minerals Ltd. and was a member of the team that developed the Ekati Diamond Mine. He was involved in initiating the marketing campaign for Ekati diamonds and the sale of Dia Met to BHP Billiton for $687 million in 2001. Mr. Prosalendis has been a consultant to Anderson & Schwab Inc., a mineral and business firm based in New York, a Senior Counselor for James Hoggan & Associates of Vancouver, an advisor to public and private companies and Business Editor of The Vancouver Sun. He also worked as a financial services analyst for a brokerage firm.

2007 ANNUAL REPORT      31

Corporate Directory

Board of Directors

Shareholder Information

Listing: TSX-V: QTA, AMEX: QMM (listed as of Mar. 3, 2008)
Shares outstanding			83,167,005
Options outstanding			5,559,500
Warrants outstanding			0
Fully diluted			88,726,505
(As at Dec. 31, 2007)

Share trading information (fiscal 2007)
		High	Low
Q1	$2.75 close Mar. 31/07	$2.96	$2.29
Q2	$3.77 close June 30/07	$4.18	$2.60
Q3	$2.76 close Sept. 30/07	$3.84	$2.21
Q4	$3.15 close Dec. 31/07	$3.99	$2.66

Tracy Stevenson (Chairman)
Thomas C. Patton
Eugene Spiering
Robert J. Gayton
John R. Kerr
Lawrence Page, QC
Roy Wilkes

Officers

Thomas C. Patton
President and CEO

Eugene Spiering
VP Exploration

Scott B. Hean
CFO

Transfer Agent and Registrar

CIBC Mellon
Suite 1600, 1066 West Hastings Street
Vancouver, B.C., V6C 3X1
Canada

Auditors

Smythe Ratcliffe
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C., V6C 2G8
Canada

Corporate Office

Suite 1100, 1199 West Hastings Street
Vancouver, B.C., V6E 3T5
Canada
Tel: 604-681-9059
Fax: 604-688-4670
Toll Free: 1-888-456-1112
Website: www.quaterra.com

Cusip No.
747952 109

32      Quaterra Resources Inc.

Quaterra Resources Inc.
1100 – 1199 West Hastings Street,
Vancouver, BC, V6E 3T5
Tel: 604-681-9059        Fax: 604-688-4670
www.quaterraresources.com

Management’s Discussion & Analysis
In respect to the Year ended December 31, 2007
 Dated: March 26, 2008

Quaterra Resources Inc.	1

MANAGEMENT’S DISCUSSION & ANALYSIS

A.	Introduction

The following Management Discussion and Analysis (“MD&A”) of the operating results and financial condition of Quaterra Resources Inc. (the “Company”) compares results for the year ended December 31, 2007 (“2007”) to the year ended December 31, 2006 (“2006”). This MD&A should be read in conjunction with the audited financial statements for the years ended December 31, 2007, December 31, 2006 and Decem-ber 31, 2005. All notes referenced herein may be found in the consolidated financial statements dated December 31, 2007.

The financial statements were prepared in accordance with Canadian generally accepted accounting principles. This MD&A, dated as of March 26, 2008, was prepared to conform to National Instrument 51-102 F1 and was approved by the Board of Directors prior to release.

The Company is a reporting issuer in British Columbia and Alberta and its shares trade on the Tier 2 Board of the TSX Venture Exchange (“TSX.V”) under the symbol QTA and on American Stock Exchange (“AMEX”) under the symbol QMM.

The Company’s reporting currency is the Canadian dollar and all dollar amounts are in Canadian dollars, unless otherwise indicated.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. These are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Additional information relating to the Company, including detailed drill results previously disclosed in news releases, is available on SEDAR at www.sedar.com. Terms of property option agreements are described more fully in the notes to the consolidated financial statements.

B.	Qualified Person

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer of the Company, is the qualifi ed person responsible for the preparation of the technical information included in this MD&A. Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has worked with both junior and senior mining companies. His exploration efforts have concentrated on North America and have resulted in several significant discoveries and led to the expansion of mineral reserves at existing operations. He served as the President and Chief Operating Officer for Western Silver Corporation from January 1998 to May, 2006. Previously, Dr. Patton held senior positions with Rio Tinto PLC and Kennecott Corporation. Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Eugene Spiering joined the company on January 10, 2006 as Vice President of Exploration. Mr. Spiering has over 28 years of experience in the mining exploration industry. He most recently held the position of Vice President, Exploration at Rio Narcea Mines Ltd., where he managed a team that discovered two gold deposits and completed the final definition of one nickel deposit in Spain. All three of these deposits are currently in production. Prior to his tenure at Rio Narcea, Mr. Spiering held the position of senior geologist with Energy Fuels Nuclear, Inc. where his responsibilities included uranium exploration in northern Arizona and gold exploration in western US and Venezuela. He received his Bachelor of Science-Geology degree from the University of Utah. Mr. Spiering is a member of the Society of Economic Geologists, the Australasian Institute of Mining and Metallurgy and the American Association of Petroleum Geologists.

C. Exchange information and conversion tables.

For ease of reference, the following information is provided:

U.S. Dollars to Canadian Dollars
	December 31,
	2007	2006

Rate at end of period	0.98200	1.16640
Average rate for period	1.07440	1.13461
High for period	1.18730	1.17960
Low for period	0.90570	1.09260

www.oanda.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Information from www.onlineconversion.com

2	2007 Annual Report

MANAGEMENT’S DISCUSSION & ANALYSIS

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

Information from www.onlineconversion.com

D.	Description of Business

The Company acquires and explores mineral properties in the Americas. It is currently exploring for base and precious metals in Mexico and Alaska, uranium in Arizona, and copper in Nevada.

E.	Description of Mineral Properties

i)        Nieves Property – Mexico

Quaterra’s 50% owned Nieves silver property is located about 90 kilometers north of Penoles’ world-class Fresnillo silver mine in Zacatecas, Mexico. The project occurs within a northwest trending mineral belt known as the Faja de Plata or Silver Belt, which hosts many of the world’s premier silver deposits. Quaterra’s land block consists of 15 concessions covering an area of more than 18 square miles and has good road access and excellent regional and local infrastructure.

The Nieves property hosts at least three steep-dipping vein systems that cross the property in an east-west direction. Both the Concordia-Delores-San Gregorio and the Santa Rita vein systems have excellent potential for both narrow zones of +500 g/t silver and a surrounding envelope of stockwork mineralization with +50 g/t silver that may represent a bulk tonnage target.

Quaterra and its equal partner Blackberry Ventures 1, LLC, completed thirty holes totaling 16,367 meters during 2004-2006. An independent technical report completed in November 2006 recommended a 10,000 meter drilling program to infill zones along the Concordia- San Gregorio vein system and to test other targets on the large and block. A 16 hole, 5,388.8 meter drilling program, primarily infill holes on the Concordia vein, was completed in December 2007. The program was successful in extending the Concordia high-grade silver vein mineralization and intersected significant new mineralization in the adjacent Arroyo fault, which may be a new mineralized structure or host the faulted extension of the Concordia vein. Highlights are as follows:

Concordia vein: Twelve holes tested the Concordia vein system, one of three east-west striking veins systems on the Nieves property. The best mineralized interval is in hole QTA-48 with 47.48 meters averaging 142 g/t silver, 0.13 g/t gold, 0.37% lead and 0.37% zinc, including a 4.67 meter interval with 777 g/t silver (22.7 oz/ton), 0.53 g/t gold, 2.45% lead and 2.20% zinc. Hole QTA-53 cut the highest grade intercept with a 1.22 meter interval averaging 1.8 kg/t silver (52.6 oz/ton), 0.32 g/t gold, 2.06% lead and 0.69% zinc.

The Concordia vein hosts moderate to high-grade silver-gold-lead-zinc mineralization at shallow levels proximal to its intercept with the Arroyo fault. The best mineralized segment of the vein currently extends for at least 400 meters along strike and over a vertical distance of 300 meters. It has a gentle rake to the southwest where it remains open.

Arroyo fault: Hole QTA-55 was collared 120 meters northeast of hole QTA- 48 and tested the junction of the Concordia vein with the Arroyo fault. The mineralized intercept starts at 62 meters and includes 37.6 meters of 108 g/t silver, 0.15 g/t Au, 0.10% Pb and 0.14% Zn. Within this zone is a 3.3 meter interval that averages 331 g/t silver (9.6 oz/ton), 0.29 g/t gold, 0.17 lead and 0.28% zinc. Mineralization consists of sheeted veinlets, and because of its shallow depth and relatively uniform grade has open pit potential. The Arroyo vein-fault system appears to strike northwest with a moderate southwest dip. Additional drilling will be necessary to determine the extent and significance of this mineralization.

2008 exploration plan: A geologic mapping survey of the California and Santa Rita vein systems and the more remote parts of the Nieves concession is underway. The Rosario area will also be remapped with attention given to northwest-striking structures. This work will be followed by additional core drilling later this year, concentrating on the Concordia-Arroyo-San Gregorio vein systems and their junctions. Any new prospects identified by the mapping survey will also be tested. All work plans are made in consultation with the US-based Blackberry Ventures 1, LLC, investment partnership, which will continue to pay its share of all ongoing exploration costs.

By December 31, 2007, the Company had incurred $1,302,933 for acquisition costs and $3,007,506 ($1,102,956 net of recovery) for exploration expenditures giving a total of $4,310,439 in gross costs on the Nieves property, or $2,405,889 net of the recovery of $1,904,550 (US $1.5 million) from Blackberry.

As at December 31, 2006, the Company had incurred $1,244,464 for acquisition costs and $2,560,841 ($656,291 net of recovery) for exploration expenditures giving a total of $3,805,305 in gross costs on the Nieves property, or $1,900,755 net of the recovery of $1,904,550 (US $1.5

Quaterra Resources Inc.	3

MANAGEMENT’S DISCUSSION & ANALYSIS

million) from Blackberry. (Note 5 (a) in the consolidated financial statements dated December 31, 2007)

ii)       Los Crestones Project – Mexico

During 2007 the Company has completed a thirteen hole 6,163.4 meter core drilling program at its 100%-owned Crestones property in Du-rango State, Mexico. Six holes totalling 3,043.4 -meters were completed during the second quarter. An additional seven holes totalling 3,120 meters were completed during the third quarter. The fi rst six drill-holes of the program did not intersect the targeted breccia feeder vents; the second phase of the program produced similar results with only a few low-grade intercepts within the hydrothermal breccia. Weakly disseminated sphalerite-galena-sulfosalts occur in silicifi ed limestone, quartz porphyry, and hornfels. The silica breccia commonly contains minor to 5% disseminated pyrite-marcasite and minor to 5% stibnite. The mixed clast and silicifi ed limestone breccias contain disseminated pyrite-marcasite and minor sphalerite-galena. Coarse sphalerite-galena has been observed in fault gouges.

Data evaluation is in progress to determine if additional exploration is warranted.

Acquisition costs incurred to December 31, 2007 were $78,097 and exploration expenditures were $1,368,426 for a total of $1,446,523. Acquisition costs incurred to December 31, 2006 were $71,696 and exploration expenditures were $462,590 for a total of $534,286. (Note 5 (b) in the consolidated financial statements dated December 31, 2007)

iii)      Alaskan Properties

Duke Island – Alaska

The Company’s 100% owned Duke Island project includes 129 federal and eleven state claims on Duke Island, near Ketchikan, Alaska. The Duke Island complex consists of two separate, well-exposed, zoned ultramafic bodies interpreted to be parts of the same intrusive body at depth. Both intrusives are comprised of a dunite and peridotite core surrounded by concentric zones of olivine clinopyroxenite, hornblende-magnetite clinopyroxenite, and gabbro. Copper, nickel and platinum group element (PGE) mineralization on Duke Island is unlike any known Ural–Alaska complex in southeast Alaska’s Alexander Platinum Belt.

Two phases of shallow exploration drilling in 2001 and 2005 by Quaterra (11 holes, 5,971 feet) defined several large zones of low grade copper sulfi de mineralization with minor nickel and platinum values. Geochemical, geological and geophysical data suggest the system extends for over 14.5 kilometers along strike and up to 3.8 kilometers across strike with the ultimate dimensions of the mineralized system remaining open to expansion. However, low grades and lack of targets better than the ones already drilled stalled exploration during 2006.

During 2007, the Company contracted an expert in ultramafi c-related ore deposits to review all data and make recommendations for further work, if any. The primary conclusion was that the ultramafi c rocks may be related to a layered mafic intrusive complex with potential for hosting Cu-Ni- PGE mineralization in economic quantities. The study identified several undrilled targets with higher grade potential and recommended an airborne electromagnetic survey.

Fugro Airborne Surveys Corp completed a 273 line-kilometer airborne electromagnetic (EM) survey during February 2008 using the Heli-GEOTEM time domain EM survey system. The Fugro system has the potential to identify conductors more than four times deeper than earlier frequency domain EM surveys of the project and will focus in an area that has been interpreted as having the potential to contain higher sulfide concentrations and better metal grades than previously identifi ed on the property.

The Company’s exploration plans are to compile and analyze results of airborne EM survey, permit drill sites and drill best targets in summer 2008.

Acquisition costs incurred to December 31, 2007 were $129,570 and exploration expenditures were $1,722,717 for a total of $1,852,287. Acquisition costs incurred to December 31, 2006 were $112,285 and exploration expenditures were $1,625,551 for a total of $1,737,836. (Note 5 (c) in the consolidated financial statements dated December 31, 2007)

Seward Peninsula – Big Bar, VMS Project – Alaska

The Company has conducted maintenance work only on its Big Bar project during the year.

Acquisition costs incurred to December 31, 2007 were $21,632 and exploration expenditures were $728,140 for a total of $749,772. Acquisition costs incurred to December 31, 2006 were $18,461 and exploration expenditures were $712,113 for a total of $730,574. (Note 5 (c) in the consolidated fi nancial statements dated December 31, 2007)

iv)       Uranium Project – Arizona, Utah and Wyoming

The Company, with a land position covering over 85 square miles, is one of the largest claim holders in the Arizona Strip district north of the Grand Canyon that has produced more than 20 million pounds of U3O8 from seven breccia pipes. The Company’s exploration program is directed by Patrick Hillard, who discovered these pipes during his tenure as Exploration Manager for Energy Fuels Nuclear.

The Arizona Strip has historically represented some of the highest grade mineralization and most profi table per pound uranium production in the United States. Quaterra’s mineral rights, when combined with four other leased properties controlling key extensions of previously mined uranium and vanadium deposits in Utah and Wyoming, position the Company solidly within the ranks of leading North American uranium explorers.

4	2007 Annual Report

MANAGEMENT’S DISCUSSION & ANALYSIS

Quaterra decided early in 2007 to concentrate its exploration efforts on the discovery of blind or hidden pipes (those pipes not collapsing to the surface and therefore with no discernible clues to their existence). This decision was in part due to the fact that most pipes with surface expressions had been tested previously, coupled with the suggestion that blind pipes may be potentially higher grade and more numerous than pipes that have collapsed to the surface. The lack of an eff ective method to define targets has deterred exploration for blind pipes in the past.

Quaterra contracted Geotech Ltd. during Q1 2007 to test the applicability of its airborne time domain electromagnetic system (VTEM) to the search for blind pipes on the Arizona Strip. The survey covered approximately 420 square miles in the heart of the district. The VTEM system not only identified anomalies associated with known pipes but also found more than 200 moderate to high priority targets with similar geophysical signatures. Exploration on Quaterra’s properties during 2007 has completed 39,800 feet of drilling in 55 holes. The program has focused on 8 targets including the Company’s fi rst VTEM anomaly A-01. Drilling on the A-01 target has encountered favorable alteration in the Hermit section, anomalous sulfide mineralization in the Kaibab Formation, dissolution of evaporites, breccia and anomalous mineralization in both the underlying Toroweap and Coconino Formations, and a pronounced structure at Kaibab/Toroweap contact; all indicative of the proximity of a blind breccia pipe .

The Company’s exploration plans involve the prioritization and drilling of a number of airborne geophysical anomalies in the search for blind pipes throughout 2008.

Acquisition costs incurred to December 31, 2007 were $2,956,192 and exploration expenditures were $3,519,528 for a total of $6,475,720. Acquisition costs incurred to December 31, 2006 were $1,125,438 and exploration expenditures were $1,079,859 for a total of $2,205,297. (Note 5 (d) in the consolidated financial statements dated December 31, 2007)

v)        MacArthur Property – Nevada

The Company’s 100%-owned MacArthur mine is a fully stripped copper oxide deposit in Lyon County, Nevada. Located 5 miles north of the Yerington copper mine formerly operated by Anaconda, MacArthur forms part of the famous Yerington porphyry copper district that includes 3 deposits with historical resources totaling approximately 1.2 billion tons of ore averaging approximately 0.45% Cu. The MacArthur mine occurs in a quartz monzonite intrusive of Jurassic age that has been intruded by a series of northwesterly-trending quartz monzonite porphyry, rhyolite and andesite dikes.

The MacArthur copper oxide deposit, based on shallow drilling performed by Anaconda in 1971-1972, contains an historic resource of 29 million tons grading 0.28% copper, including 13 million tons of +0.40% copper. Quaterra’s 2007 drilling program (28,900 feet of drilling in 44 core holes and 42 reverse circulation holes) has substantially expanded the mineralized zone below and adjacent to the pit. Principal accomplishments are as follows:

1.

Delineation of mixed oxide/chalcocite mineralization north of the MacArthur pit that has been traced for nearly 5,000 feet in a general east-west direction. Based on holes drilled on 500 foot centers, the zone is currently up to 1,500 feet wide, averages over 100 feet thick and remains open to expansion to the north and northwest. A few historic Anaconda drill-holes suggest that this zone may connect to the south with mineralization in and adjacent to the MacArthur pit but more drilling will be required for this to be confirmed

2.

Discovery of a new zone (not included in the historic resource) of predominately chalcocite mineralization located 20 feet to approximately 70 feet below the existing MacArthur oxide copper deposit that remains open to extension both to the north and west where it may connect with the north zone mineralization detailed above. Mineralization intersected in drill holes located 1,200 to 1,700 feet east of the pit also signal good opportunities to delineate additional mineralization in this direction.

3.	Identification of a porphyry copper target in the Gallagher area west and north of the MacArthur pit below a large area of iron oxides and phyllic alteration.

The Company’s exploration plans and primary objectives for the 2008 program are to complete detailed geologic mapping of the entire property; to delineate the total extent of the acid soluble copper zone and produce a NI43-101-compliant resource; and to explore the area for primary copper mineralization.

Acquisition costs incurred to December 31, 2007 were $525,713 and exploration expenditures were $2,407,015 for a total of $2,932,728. Acquisition costs incurred to December 31, 2006 were $170,324 and exploration expenditures were $80,591 for a total of $250,915. (Note 5(e) in the consolidated financial statements dated December 31, 2007). A payment of US $350,000 for the purchase of the PIT claims will be deducted from the final payment due to North Exploration LLC for the McArthur properties. (Note 5 (e) of the consolidated financial statements dated December 31, 2007)

vi)       Yerington – Nevada

The Company received approval from the appropriate U.S. bankruptcy court in May 2007 to acquire all assets of Arimetco, Inc., a Nevada corporation, in the Yerington Mining District, Lyon County, Nevada. The Company is currently conducting due diligence and may terminate the transaction at any time if it is dissatisfied with the condition of the property or fails to obtain requested environmental clearances for past mining-related activities. The Chambers Group Inc. and Golder Associates Inc. are currently completing a Preliminary Site Condition Review as part of the Company’s due diligence.

Subject to regulatory approval, the consideration to be paid and issued by the Company is comprised of a payment of US $500,000 (of

Quaterra Resources Inc.	5

MANAGEMENT’S DISCUSSION & ANALYSIS

which US $100,000 has been paid as a non-refundable deposit) and the issuance of 250,000 common shares (allotted from treasury but not distributed) and a 2% net smelter return royalty capped at US $7.5 million dollars on production from any claims owned by Quaterra in the Yerington and MacArthur mine areas (Note 5 (f) of the consolidated financial statements dated December 31, 2007).

The Anaconda Copper Company conducted open pit mining at Yerington from 1953 to 1978, producing 1.75 billion pounds of copper from oxide and sulfi de ores. Arimetco subsequently used the site for heap leaching of Yerington dumps and ore from the nearby MacArthur mine from 1989 to 2000. Quaterra plans to use the site as the base for its district-wide activities, and will explore the property as part of its ongoing exploration drilling program at its 100%-owned MacArthur property.

vii)       Other properties

Other properties of the Company include various properties in the USA, and Mexico. See Note 5 (g) in the consolidated financial statements dated December 31, 2007.

F.	Mineral Property Expenditures

All mineral property expenditures, detailed by property, can be found in Note 5 of the consolidated financial statements dated December 31, 2007. The deferred mineral property costs as at December 31, 2007, were as follows:

All Mineral Properties	Year End	Additions				Change	Year End
	Balance					During	Balance
	Dec 31, 2006	Q1	Q2	Q3	Q4	2007	Dec 31, 2007
	$	$	$	$	$	$	$

Summary by Expenditure
Total acquisitions	3,197,586	1,041,068	301,971	2,332,471	964,342	4,639,852	7,837,438
Total exploration	6,562,796	1,043,512	1,885,961	1,721,933	2,407,616	7,059,022	13,621,818
Less: cost recovery, Nieves	(1,904,550)	-	-	-	-	-	(1,904,550)

Total	7,855,832	2,084,580	2,187,932	4,054,404	3,371,958	11,698,874	19,554,706

Summary by Property
Nieves, net of cost recovery	1,900,755	17,112	14,846	88,202	384,974	505,134	2,405,889
Los Crestones	534,286	238,345	238,812	348,014	87,066	912,237	1,446,523
Uranium properties	2,205,297	1,351,275	976,688	1,472,795	469,665	4,270,423	6,475,720
Alaskan Properties	2,468,410	3,083	13,877	32,028	84,661	133,649	2,602,059
MacArthur	250,915	236,526	589,274	714,749	1,141,264	2,681,813	2,932,728
Yerington	-	12,306	143,512	778,326	321,934	1,256,078	1,256,078
Other properties	496,169	225,933	210,923	620,290	882,394	1,939,540	2,435,709

Total	7,855,832	2,084,580	2,187,932	4,054,404	3,371,958	11,698,874	19,554,706

The total mineral properties expenditure of $19,554,706, which excludes $1,904,550 recovered from Blackberry, as at December 31, 2007 was allocated as follows; 33% on Uranium properties, 15% MacArthur, 13% on the Alaskan properties (9% on Duke Island and 4% on Big Bar), 13% other properties, 12% on Nieves, 7% on Los Crestones 7% on Yerington.

6	2007 Annual Report

MANAGEMENT’S DISCUSSION & ANALYSIS

Total deferred mineral property costs for the year ended December 31, 2006 are as follows:

All Mineral Properties	Balance	Additions				Charge	Balance
	Dec 31, 2005	Q1	Q2	Q3	Q4	during 2006	Dec 31, 2006
	$	$	$	$	$	$	$

Summary by Expenditure
Total acquisitions	1,547,235	122,047	119,813	664,638	743,853	1,650,351	3,197,586
Total exploration	4,114,198	389,555	566,387	651,262	841,394	2,448,598	6,562,796
Less: cost recovery, Nieves	(1,904,550)	-	-	-	-	-	(1,904,550)

Total	3,756,883	511,602	686,200	1,315,900	1,585,247	4,098,949	7,855,832

Summary by Property
Nieves, net of cost recovery	1,640,415	203,847	31,237	6,107	19,149	260,340	1,900,755
Los Crestones	79,416	3,703	86,140	89,951	275,076	454,870	534,286
Uranium properties	273,968	275,097	330,409	610,034	715,789	1,931,329	2,205,297
Alsakan Properties	1,732,600	14,228	176,143	450,461	94,978	735,810	2,468,410
MacArthur	30,484	14,727	62,271	110,848	32,585	220,431	250,915
Other properties	-	-	-	48,499	447,670	496,169	496,169

Total	3,756,883	511,602	686,200	1,315,900	1,585,247	4,098,949	7,855,832

The total mineral properties expenditure of $9,760,382, which excludes $1,904,550 recovered from Blackberry, as at December 31, 2006 was allocated as follows; 32% on the Alaskan properties (22% on Duke Island and 10% on Big Bar), 28% on Uranium properties, 24% was spent on Nieves, 7% on Los Crestones, 6% on other properties and 3% on MacArthur.

For further information on mineral properties expenditure see Note 5 of the consolidated financial statements dated December 31, 2007.

G.	Results of Operations

For the year ended December 31, 2007, the Company had a net loss of $7,303,204 compared to a net loss of $3,830,534 for the year ended December 31, 2006. Stock based compensation was $4,502,163 for 2007 (2006: $3,045,004) as stock options were granted and recognized. Removing the stock based compensation results in a net loss of $2,801,041 for 2007 and $785,530 for 2006.

The increase of $2,015,511, in the net loss for 2007, excluding stock based compensation can be explained as follows:

i)

Administration costs increased by $56,000 from $60,000 for 2006 to $116,000 for 2007. This is due to an increase in these fees from $5,000 to $10,000 per month from January to October and $8,000 per month in November and December.

ii)	Amortization costs increased by $33,318 from $9,991 for 2006 to $43,309 for 2007. This is due to the purchase of fi xed assets and the depreciation of these assets.

iii)

Consulting services increased by $366,541 from $105,815 for 2006 to $472,356 for 2007. This is increase is due to the contract of consultants in respect to compliance with the Sarbanes-Oxley act (“SOX”) necessary for listing on Amex. There was also an increase in activity in respect to the day to day running of the Company and the commissioning of consultants for exploration purposes.

iv)	Director and officer fees increased by $43,058 from $5,625 for 2006 to $48,683 for 2007. This increase is due to the new company policy of providing compensation for independent directors.

v)

Investor relation costs increased by $86,807 from $144,858 for 2006 to $231,665 for 2007. This is due to the fees paid during 2007 to O & M Partners to provide investor relations as well as the attendance by the Company at several trade shows and the upgrade of the promotional booth and literature for these conferences.

vi)	Office and general expenses increased by $44,480 from $161,940 for 2006 to $206,420 for 2007. This is due to the increased activ- ity in respect to the day to day running of the Company.

vii)	Professional fees increased by $160,214 from $139,712 for 2006 to $299,926 for 2007. This is due to increased legal, accounting and auditing expenses due to the increased activity of the Company.

viii)

Regulatory fees increased by $102,094 from $16,723 for 2006 to $118,817 for 2007. This is due to increased in TSX.V fi ling fees for a publicly listed company, which is based on the issued and outstanding share capital and a timing difference in the payment of these fees.

Quaterra Resources Inc.	7

MANAGEMENT’S DISCUSSION & ANALYSIS

ix)

Shareholders communications expenses increased by $77,027 from $15,522 for 2006 to $92,549 for 2007. This is almost exclusively due to the production and distribution of the Annual General Meeting (“AGM”) brochure in 2007.

x)	Transfer agent’s costs increased by $13,290 from $15,567 for 2006 compared to $28,857 for 2007. This is due to the increased activ- ity.

xi)

Travel and promotion costs increased by $96,319 from $71,679 for 2006 to $167,998 for 2007. This is due to the increased travel of a VP exploration as well as increased travel by other consultants to inspect potential new properties. There was also an increase in travel for trade shows, and meetings with analysts and other prominent industry experts.

xii)	Salaries and benefits costs increased by $202,560 from $60,984 for 2006 compared to $263,544 for 2007. This increase is due to the new salary payments to the President of the Company.

xiii)	Interest income increased by $162,696 from $85,988 for 2006 to $248,684 for 2007. This is due to considerably larger cash amounts being held in fixed term deposits.

ivx)	The Company reported a net foreign currency loss of $778,126 for 2007 compared to a gain $79,449 for 2006.

Since all current assets and liabilities held in US dollars as at December 31, 2007 have to be converted to Canadian dollars on con- solidation at the prevailing exchange, being 0.982, this created an exchange loss due to a weakening US dollar compared to the Canadian dollar. The Company held US dollar cash amounts, on average, of approximately US $4 million during 2007 which was not the case in 2006 when the average cash held was approximately US $1.3 million.

This foreign exchange loss reflects the Company’s US cash position and that the US dollar has fallen from Cdn$1.1664 at December 31, 2006 to Cdn$0.982 at December 31, 2007.

It is important to note that the majority of transactions for the Company are in US dollars and, to a lesser extent, Mexican Pesos, and therefore foreign exchange fluctuations can result in increases or decreases in these expenditures when translated to Cana- dian dollars.

vx)	A Joint Venture administration fee of $47,859 was received for 2007 . This is reflective of work performed on the joint venture in 2007 compared to 2006.

vxi)	An expense recovery of $40,329 occurred during 2006.

H.	Quarterly Results

The following financial data was derived from the Company’s consolidated financial statements for the current and eight previous quarters:

	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec 31
	2007	2007	2007	2007	2006	2006	2006	2006	2005
	$	$	$	$	$	$	$	$	$

Operating expenses	676,059	405,391	549,223	459,451	211,786	202,843	209,825	140,987	134,585
Interest earned	(41,355)	(54,205)	(62,770)	(90,354)	(30,060)	(26,277)	(19,267)	(10,384)	(22,641)
Other income	(47,859)	-	-	-	-	-	-	-	(25,000)
Foreign exchange (gain) loss	44,294	242,974	413,887	76,971	(115,647)	29,136	4,450	2,612	81,907
General exploration	31,449	67,843	57,241	72,801	78,640	53,067	85,237	8,911	2,441

Loss before the undernoted	662,588	662,003	957,581	518,869	144,719	258,769	280,245	142,126	171,292

Stock-based compensation	(1,620,850)	5,834,303	15,555	273,155	880,374	1,982,373	114,500	67,757	(129,373)
Write off of reclamation bond	-	-	-	-	-	-	-	-	2,500
Accrued liabilities written off	-	-	-	-	6,063	(6,761)	(23,831)	(15,800)	-

Net Loss	(958,262)	6,496,306	973,136	792,024	1,031,156	2,234,381	370,914	194,083	44,419

Loss (profit) per share
- basic and diluted	(0.01)	0.08	0.01	0.01	0.01	0.03	0.01	0.00	0.01

8	2007 Annual Report

MANAGEMENT’S DISCUSSION & ANALYSIS

I.	Selected Annual Information.

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed fiscal years ending December 31:

	2007	2006	2005

Total revenues	$296,543	$128,963	$71,135
Net loss for the year	$(7,303,204)	$(3,830,534)	$(788,060)
Basic and fully diluted per share	$(0.09)	$(0.05)	$(0.01)
Total assets	$24,198,211	$17,340,544	$5,855,847
Total long-term financial liabilties	$270,050	$-	$-
Cash dividends declared per common share	$-	$-	$-

J.	Related Party Information.

The Company is party to an agreement dated January 1, 2007 with its President, Thomas C Patton., for Mr. Patton to provide services in the capacity of President for $12,500 per month giving an annual remuneration of $150,000.

The Company is party to an agreement dated January 1, 2006 with its Vice-President of Exploration, Eugene Spiering, for Mr. Spiering to provide services in the capacity of Vice-President of Exploration for $12,500 per month giving an annual remuneration of $150,000.

The Company is party to an agreement dated March 27, 2006 with its Chief Financial Officer, Scott Hean, for Mr. Hean to provide services in the capacity of CFO for $2,500 for the fi rst six months of service and $3,250 per month thereafter.

The Company, commencing August 22, 2006, compensates its independent directors with an annual fee of $9,000, $375 per meeting attended and any other reasonable meeting fees. The Company uses the definition of “independent” from MI 52-110 where to be independent the director must not have a direct or indirect material relationship with the Company other than that of director.

During the year ended December 31, 2007 a private company controlled by a director provided management and administration services of $116,000 (2006: $60,000) and other various consulting services of $ $308,711 (2006: $166,116) to the Company. Other private companies controlled by a director or officer provided other various services totaling $31,084 (2006: $69,936) to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and related parties, which management believes was reasonable under the circumstances.

For further information regarding related party expenditures, refer to Note 6 of the consolidated financial statements dated December 31, 2007.

K.	Financial Conditions, Liquidity and Capital Resources

The Company has limited financial resources and fi nances its operations by raising capital in the equity markets. The Company will need to rely on the sale of such securities and/or enter into joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

The Company had a working capital balance of $2,866,527 as at December 31, 2007, compared to a working capital balance of $9,065,713 as at December 31, 2006.

i)        Equity financings

Year ended December 31, 2007

There were no equity financings during the year ended December 31, 2007.

During the year ended December 31, 2007 4,589,285 common shares were issued for gross proceeds of $6,870,281 from shares issued for the exercise of stock options and share purchase warrants.

ii)       Funds raised by Stock options and share purchase warrants

Year ended December 31, 2006

During the year ended December 31, 2006, the Company issued 5,247,855 units at a price of $1.75 per unit for gross proceeds of $9,183,746. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of $2.25 until expiry on June 21, 2008 (accelerated to August 20, 2007 see Note 7 (e) of the consolidated financial statements dated December 31, 2007). The Company incurred net share issuance costs of $502,596, including 291,484 shares were issued for finders’ fees valued at $510,097.

Quaterra Resources Inc.	9

MANAGEMENT’S DISCUSSION & ANALYSIS

During the year ended December 31, 2006 6,643,281 common shares were issued for gross proceeds of $2,582,171 from shares issued for the exercise of stock options and share purchase warrants.

iii)       Exploration expenditures

Year ended December 31, 2007

During the year ended December 31, 2007, the Company spent $9,132,683 mineral property costs, (excluding shares issued for acquisition costs, the promissory note and amounts accrued for exploration accounts payable) of which $2,818,752 was spent on acquisition costs and $6,313,931 on exploration.

Year ended December 31, 2006

During the year ended December 31, 2006, the Company spent $3,335,212 mineral property costs, (excluding shares issued for acquisition costs and amounts accrued for exploration accounts payable) of which $1,044,352 was spent on acquisition costs and $2,290,860 on exploration.

iv)	Commitments

Over the next two years, pursuant to the terms of its option agreements and amendments thereto, the Company has the following expenditure commitments to maintain the properties and earn its interests:

1.	The Company is required to make payments for the Uranium properties.
	a.	US $40,000 on or before August 10, 2008.
	b.	US $75,000 on or before September 6, 2008.
	c.	US $100,000 on or before August 10, 2009.
	d.	US $135,000 on or before September 6, 2009.

2.	The Company is required to make either of the following payment options for MacArthur Claim.
	a.	US $43,750 on or before March 31, 2008.
	a.	US $43,750 on or before June 30, 2008.
	a.	US $43,750 on or before September 30, 2008.
	a.	US $43,750 on or before December 31, 2008.
	b.	US $125,000 on or before January 15, 2009.
	c.	US $2,070,000 on or before January 15, 2010.

3	The Company has the following potential payments for the Yerington.
	a.	US $400,000 on completion of terms of agreement.

4	The Company is required to make the following payments for the South West Tintic mining claims.
	a.	US $275,000 on or before August 29, 2008
	b.	US $20,000 on or before February 15, 2009.
	c.	US $275,000 on or before August 29, 2009
	d.	US $40,000 on or before February 15, 2010.

5	The Company is required to make the following payments for Gray Hills claims.
	a.	US $25,000 on or before July 11, 2008.
	b.	US $30,000 on or before July 11, 2009.

6	The Company is required to make the following payments for Herbert Glacier claims.
	a.	US $12,000 on or before November 19, 2008.
	b.	US $12,000 on or before November 19, 2009.
The Company is also required to incur the following exploration expenditure Herbert Glacier claims.
	a.	US $25,000 on or before November 19, 2008.
	b.	US $25,000 on or before November 19, 2009.

7	The Company is required to make the following payments for Cave Peak claims.
	a.	US $50,000 on or before March 27, 2008.
	b.	US $60,000 on or before March 27, 2009.

8	The Company is required to make the following payments for Copper Canyon project.
	a.	US $35,000 on or before November 6, 2008.
	b.	US $75,000 on or before November 6, 2009.

9	The Company is required to make the following payments for Majuba Hill claims.
	a.	US $100,000 on or before December 10, 2008.
	b.	US $100,000 on or before December 10, 2009.

10	2007 Annual Report

MANAGEMENT’S DISCUSSION & ANALYSIS

v)        Outstanding stock options and share purchase warrants

As at March 26, 2008, 2,897,800 stock options are “in the money” (the exercise price is less than the current share trading price) and all are exercisable. If they were exercised, the Company would realize proceeds of $3,882,140.

L.	Outstanding Shares, Options and Share Purchase Warrants

i)        Issued and outstanding shares

The Company has unlimited authorized, without par value, common shares.

	Number	Total
	of Shares

Balance as at December 31, 2007	83,167,005	$36,875,448
Issued subsequent to year end

Exercise of stock options	570,700	$240,435
Issued for services	7,653	$22,500

Balance as at March 26, 2008	83,745,358	$37,138,383

ii)       Share Purchase Warrants

As at December 31, 2007, there were no share purchase warrants outstanding.

iii)      Stock Options

As at December 31, 2007, there were 5,559,500 stock options outstanding with a weighted average exercise price of $1.99 per share. Options currently outstanding are as follows:

Exercise	Expiry	Balance	Granted	Cancelled	Exercised	Balance
Price	Date	Dec. 31, 2007		or Expired		March 26, 2008

$0.12	January 10, 2008	170,000	-	-	170,000	-
$0.34	December 8, 2008	70,000	-	-	55,000	15,000
$0.62	March 25, 2009	145,000	-	-	50,000	95,000
$0.35	August 9, 2010	533,500	-	-	240,000	293,500
$0.40	January 9, 2011	200,000	-	-	-	200,000
$1.04	March 27, 2011	125,000	-	-	-	125,000
$1.00	May 19, 2011	75,000	-	-	-	75,000
$1.12	June 12, 2011	100,000	-	-	-	100,000
$1.55	July 28, 2011	1,600,000	-	-	55,700	1,544,300
$1.55	August 23, 2011	100,000	-	-	-	100,000
$1.50	September 25, 2011	100,000	-	-	-	100,000
$2.05	December 18, 2011	100,000	-	-	-	100,000
$2.65	January 11, 2012	75,000	-	-	-	75,000
$2.70	February 21, 2012	25,000	-	-	-	25,000
$3.33	July 20, 2012	2,011,000	-	-	-	2,011,000
$3.33	August 7, 2012	80,000	-	-	-	80,000
$2.93	October 9, 2012	50,000	-	-	-	50,000

		5,559,500	-	-	570,700	4,988,800

Weighted average exercise price		$1.99	$0.00	$0.00	$0.42	$2.17

The following events occurred subsequent to the year end December 31, 2007.

1.	570,700 stock options were exercised at an average price of $0.42 per share for total funds of $240,435.

Quaterra Resources Inc.	11

MANAGEMENT’S DISCUSSION & ANALYSIS

M.	Subsequent events and outlook

The Company’s 2008 exploration plan details can be found in Note E of this MD&A.

On February 5, 2008 the Company released US $83,000 towards the acquisition of all the assets of Arimetco Inc., a Nevada corporation, in the Yerington Mining District, Lyon County, Nevada (Note 5 (f) of the consolidated financial statements dated December 31, 2007). US $17,000 of the US $100,000 non-refundable deposit remains in escrow along with the 250,000 Quaterra common shares issued but not distributed.

Subject to regulatory approval the Company is in the process of raising funds through a private placement of up to 4,000,000 units at a price of US $3.20 per unit for potential gross proceeds of US $12,800,000. Each unit will consist of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of US $4.20 until expiry 18 months subsequent to the closing date.

The Company is progressing with its SOX documentation and expects to be compliant within the regulatory deadline of December 31, 2008.

N.	Off Balance Sheet

The Company did not enter into any off balance sheet transactions or commitments as defined by National Instrument 51 - 102.

O.	Management’s Responsibility for Financial Information

Preparing financial statements requires management to make estimates and assumptions that aff ect the reported results. The estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Critical accounting policies were disclosed in the annual audited financial statements.

Consistent with accepted policies of the Canadian junior mining industry, the Company capitalizes exploration expenditures. This decision, and the timing of the possible recognition of impairment in the mineral property value, can materially affect the reported earnings of the Company.

Management has prepared the information and representations in this annual report. The financial statements have been prepared to conform to generally accepted accounting principles in Canada and, where appropriate, reflect management’s best estimates and judgment. The financial information presented throughout this report is consistent with the data presented in the financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. These systems were designed to provide reasonable assurance that relevant and reliable financial information is produced. The independent auditors have the responsibility of auditing the annual financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of four directors, who meet at least quarterly with management and, at least annually with the external auditors to review accounting, internal control, financial reporting, and audit matters.

Certification of Annual Filing

Based on their knowledge, the President and Chief Financial Officer of the Company have reviewed the annual filing and certified that the annual consolidated financial statements together with the other financial information included in the annual fi lings fairly present in all material respects the financial condition, results of operations and cash flows. The President and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company, and they believe:

(i)

the disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiary, are made known to them, particularly during the period in which the annual filings are being prepared; and

(ii)

the internal control over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Canadian generally accepted accounting prin- ciples.

Due to the small size of the Company, there is a lack of segregation of duties which is an internal control weakness. Management mitigates this risk through direct involvement of senior management in day-to-day operations. It is unlikely that this weakness can be properly addressed until the Company grows to a significant size. During the year ended December 31, 2007, there are no changes in the Company’s internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over fi nancial reporting.

P.	Changes in Accounting Policies and Recent Accounting Pronouncements

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 3855 “financial instruments – recognition and measurement” which establishes standards for recognizing and measuring financial assets, financial liabilities

12	2007 Annual Report

MANAGEMENT’S DISCUSSION & ANALYSIS

and non-financial derivatives. The standard requires the Company to account for certain financial assets and liabilities at fair value at each balance sheet date. Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classifi cation, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Financial instruments include cash and cash equivalents, bank indebtedness, accounts payable and accrued liabilities and amounts due to related parties, which are designated as held for trading. Changes in fair value for these instruments have been recorded in net income. Investments are classified as available-for-sale and because they do not have a quoted market price in an active market, they are recorded at their carrying value on the balance sheet.

The adoption of this section does not impact the opening equity and losses of the Company as the fair values of the financial instruments approximate their carrying values due to their short-term maturity.

Effective January 1, 2007, the Company also adopted the CICA Handbook Section 1530, “comprehensive income”, which establishes standards for presentation and disclosure of comprehensive income. Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with shareholders. It is made up of net income and other comprehensive income. The historical make up of net income has not changed. Other comprehensive income includes gains or losses, which generally accepted accounting principles requires to be recognized in a period but excluded from net income for that period. The Company has no items of other comprehensive income in any period presented. Therefore, net income as presented in the Company’s Statements of Operations and Deficit equals comprehensive income.

Future accounting changes

The CICA has issued the following new Handbook sections that will become effective on January 1, 2008 for the Company:

  Section 3862, “Financial Instruments - Disclosures”
  Section 3863, “Financial Instruments - Presentation”
  Section 1535, “Capital Disclosures”.

CICA Handbook Section 3862 modifi es the disclosure requirements for Section 3861, “Financial Instruments - Disclosure and Presentation”, including required disclosure for the assessment of the signifi cance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation requirements of Section 3861. The Company is currently evaluating the impact of the adoption of these new sections.

CICA Handbook Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether it has complied with any capital requirements to which it is subject and the consequences of non-compliance. The Company is currently evaluating the impact of adoption of this new section.

These new accounting pronouncements currently have no impact on the financial statements of the Company.

Q.	Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company’s assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not hold any known mineral reserves of any kind and does not generate any revenues from production. The Company’s success will depend largely upon its ability to locate commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves or the ultimate development of mining operations.

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be fi nanced primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

Quaterra Resources Inc.	13

MANAGEMENT’S DISCUSSION & ANALYSIS

The ability to attract capital to the Company is dependent on movements in commodity prices. Commodity prices fluctuate on a daily basis and they are aff ected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

R.	Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

S.	Whistleblower Policy

Effective June 30, 2005, the audit committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confi dential, anonymous submission procedure for employees who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices

T.	Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as; changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce;, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities.

14	2007 Annual Report

Quaterra Resources Inc.	15

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

1100 – 1199 West Hastings Street,
Vancouver, BC, V6E 3T5
Tel: 604-681-9059        Fax: 604-688-4670
www.quaterraresources.com

Consolidated Audited Financial Statements
December 31, 2007 and 2006

16	2007 Annual Report

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Quaterra Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the fi nancial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded. All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors. Smythe Ratcliffe LLP, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

Thomas C. Patton	Scott B. Hean
President and Chief Executive Offi cer	Chief Financial Offi cer

Vancouver, British Columbia
March 26, 2008

Quaterra Resources Inc.	17

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

Smythe Ratcliffe LLP
7th Floor, Marine Building
355 Burrard Street
Vancouver, BC V6C 2G8

Fax: 604.688.4675
Telephone: 604.687.1231
Web: SmytheRatcliffe.com

Auditors’ Report

To the Shareholders of Quaterra Resources Inc.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Quaterra Resources Inc. (An Exploration Stage Company) as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years ended December 31, 2007, 2006 and 2005 in conformity with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)
Chartered Accountants

Vancouver, Canada
March 26, 2008

Comments by Auditors for US Readers

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 26, 2008, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 26, 2008

18	2007 Annual Report

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

Form 52-109F1 Certification of Annual Filings

I, Thomas C. Patton, President & CEO of Quaterra Resources Inc., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Annual Filings) of Quaterra Resources Inc. (the issuer) for the year ending December 31, 2007;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual fi lings fairly present in all material respects the financial condition, results of operations and cash fl ows of the issuer, as of the date and for the periods presented in the annual fi lings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluate the eff ectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual fi llings and have caused the issuer to disclose in the annual MD&A our conclusions about the eff ectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated: March 26, 2008

__________________________________
THOMAS C. PATTON
President & CEO

Quaterra Resources Inc.	19

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

Form 52-109F1 Certification of Annual Filings

I, Scott B. Hean, CFO of Quaterra Resources Inc., certify that:

1.

I have reviewed the annual fi lings (as this term is defi ned in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Annual Filings ) of Quaterra Resources Inc. (the issuer) for the year ending December 31, 2007;

2.

Based on my knowledge, the annual fi lings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying offi cers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual fi lings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluate the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual fillings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual fi lings based on such evaluation.

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated: March 26, 2008

_____________________________________
SCOTT B. HEAN
Chief Financial Officer

20	2007 Annual Report

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2007 AND 2006 (CANADIAN DOLLARS)

		2007	2006

			(Note 13)
Assets
Current
Cash and cash equivalents		$3,389,900	$9,112,732
Receivables		268,869	56,592
Prepaid and deposits		62,854	60,486
Amount due from Joint Venture Partner	Note 5 (a)	581,124	113,430

		4,302,747	9,353,240

Prepaids and deposits		20,814	10,000
Equipment	Note 4	180,452	51,574
Mineral properties	Note 5	19,554,706	7,855,832
Reclamation bonds		139,492	79,898

		$24,198,211	$17,340,544

Liabilities
Current
Accounts payable and accrued liabilities		$1,079,779	$251,311
Due to related parties	Note 6	86,391	26,216
Current portion of promissory note	Note 5 (g)	270,050	-

		1,436,220	277,527
Long-term
Promissory note	Note 5 (g)	270,050	-

		1,706,270	277,527

Shareholders’ Equity
Share capital	Note 7 (b)	36,875,448	27,861,058
Subscriptions receivable		-	(17,500)
Contributed surplus	Note 7 (b)	7,409,795	3,709,557
Deficit		(21,793,302)	(14,490,098)

		22,491,941	17,063,017

		$24,198,211	$17,340,544

Natureof Operations (Note 1)
Subsequent events (Note 11)

Approved on behalf of the Board of Directors:

Thomas C. Patton	Robert Gayton

See notes to consolidated financial statements

Quaterra Resources Inc.	21

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT FOR THE YEARS
ENDED DECEMBER 31, 2007, 2006 AND 2005 (CANADIAN DOLLARS)

		2007	2006	2005

			(Note 13)	(Note 13)
Expenses
Administration		$116,000	$60,000	$60,000
Amortization		43,309	9,991	-
Consulting
Services		472,356	105,815	48,568
Stock-based compensation	Note 7 (g)	2,260,416	1,476,044	63,018
Directors’ and officers’ fees
Directors’ and offi cers’ fees		48,683	5,625	-
Stock-based compensation	Note 7 (g)	1,745,631	749,697	199,555
Investor relations		231,665	144,858	71,630
Offi ce and general		206,420	161,940	62,159
Professional fees		299,926	139,712	89,863
Regulatory fees and taxes		118,817	16,723	19,490
Shareholders’ communications		92,549	15,522	20,931
Transfer agent		28,857	15,567	10,014
Travel and promotion		167,998	71,679	14,850
Wages and benefits
Wages and benefits		263,544	60,984	-
Stock-based compensation	Note 7 (g)	496,116	819,263	68,269

		6,592,287	3,853,420	728,347

Other Items

Interest income		(248,684)	(85,988)	(36,135)
Foreign exchange (gain) loss		778,126	(79,449)	125,907
General exploration		229,334	225,855	2,441
Option payment received		-	-	(35,000)
Write off of reclamation deposit		-	-	2,500
Joint venture administration fee		(47,859)	(42,975)	-
Expense recovery		-	(40,329)	-

		710,917	(22,886)	59,713

Net Loss and Comprehensive Loss for Year		7,303,204	3,830,534	788,060

Deficit, Beginning of Year		14,490,098	10,659,564	9,871,504

Deficit, End of Year		$21,793,302	$14,490,098	$10,659,564

Loss per share - basic and diluted		$0.09	$0.05	$0.01

Weighted average number of common shares outstanding		79,971,435	69,964,072	60,318,200

See notes to consolidated financial statements

22	2007 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (CANADIAN DOLLARS)

		2007	2006	2005

			(Note 13)	(Note 13)
Operating Activities
Net loss for the year		$(7,303,204)	$(3,830,534)	$(788,060)

Items not involving cash:
Amortization		43,309	9,991	-
Stock-based compensation	Note 7 (g)	4,502,163	3,045,004	330,842
Write off of reclamation deposit		-	-	2,500
Shares issued for services		67,500	-	-

		(2,690,232)	(775,539)	(454,718)

Changes in non-cash working capital
Receivables		(212,277)	5,614	-
Prepaids and deposits		(13,182)	(70,486)	(54,310)
Accounts payable and accrued liabilities		83,377	(219,639)	99,775
Due to related parties		60,175	13,206	(5,925)

		(81,907)	(271,305)	39,540

Cash Used in Operating Activities		(2,772,139)	(1,046,844)	(415,178)

Investing Activities
Expenditures on mineral properties		(9,132,683)	(3,335,212)	(1,695,212)
Due from Joint Venture partner	Note 5 (a)	(467,694)	64,369	(177,799)
Purchase of equipment		(172,187)	(30,180)	-
Purchase of reclamation bonds		(59,594)	(40,837)	(24,317)

Cash Used in Investing Activities		(9,832,158)	(3,341,860)	(1,897,328)

Financing Activities
Proceeds from issuance of shares, net of share issue costs		6,863,965	11,715,138	2,416,145
Subscription receivable		17,500	-	-

Cash Provided by Financing Activities		6,881,465	11,715,138	2,416,145

Increase (Decrease) in Cash During the Year		(5,722,832)	7,326,434	103,639

Cash and Cash Equivalents, Beginning of Year		9,112,732	1,786,298	1,682,659

Cash and Cash Equivalents, End of Year		$3,389,900	$9,112,732	$1,786,298

Supplemental cash fl ow information (Note 10)

See notes to consolidated financial statements

Quaterra Resources Inc.	23

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

1.	Nature of Operations

Quaterra Resources Inc. (the “Company”) is an exploration stage company incorporated under the laws of British Columbia. The Company and its subsidiaries are engaged in the acquisition, exploration and development of precious metal properties and do not have any mineral properties in production. The Company has not determined whether these mineral properties contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary fi nancing.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation and Consolidation

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its wholly-owned integrated subsidiaries:

(i)	Minera Agua Tierra S.A. de C.V., incorporated in Mexico;
(ii)	Quaterra Alaska, Inc., incorporated in Alaska, USA;
(iii)	Quaterra International Limited, incorporated in the British Virgin Islands;
(iv)	QTA International Nieves Limited, incorporated in the British Virgin Islands;
(v)	Minera Nieves S.A. de C.V., incorporated in Mexico;
(vi)	Singatse Peak Services, LLC, incorporated in Nevada, USA; and
(vii)	Southwest Tintic, LLC, incorporated in Utah, USA.

All intercompany accounts and transactions were eliminated upon consolidation.

(b)	Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized until such time as these eral properties are placed into commercial production, sold or abandoned. If commercial production is achieved from a mineral property, the related capitalized costs will be amortized prospectively on a unit-of-production basis over the estimated life of ore reserves. If a mineral property is abandoned, the related capitalized costs are written down and expensed. From time to the Company may acquire or dispose of all or part of its mineral property interests under the terms of property option agreements As such options are exercisable entirely at the discretion of the optionee, option payments are recorded as property costs or eries when paid or received.

The recoverability of amounts shown for mineral properties is dependent upon the Company’s ability to:

(i)	Obtain the necessary financing to complete the acquisition, exploration and development of its mineral properties.
(ii)	Enter into mineral property acquisition, joint venture or option agreements with other entities.
(iii)	Discover economically recoverable reserves within its mineral properties.
(iv)	Obtain future profi table production from its mineral properties or sufficient proceeds from the disposition thereof.

On an ongoing basis, the Company evaluates each mineral property for potential impairment based on results obtained to date to determine the nature of exploration, other assessment and development work, if any, that is warranted in the future and the po- tential for recovery of the capitalized costs. If there is little prospect of future work on a property being carried out within a three- year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The amounts capitalized for mineral properties represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

(c)	Cash and Cash Equivalents

Cash and cash equivalents include highly-liquid investments that are readily convertible to known amounts of cash and have ma- turities of three months or less from the date acquired. Interest income is recorded on an accrual basis at the stated rate of interest of the term deposit over the term to maturity.

(d)	Foreign Currency

The consolidated financial statements are presented in Canadian dollars. Accounts of the Company’s foreign operations have been translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities, at year-end rates.
(ii)	All other assets and liabilities, at historical rates.
(iii)	Revenue and expense items, at the average rates of exchange each quarter.

The effects of translation are credited or charged to the statement of operations as foreign exchange gain or loss.

24	2007 Annual Report

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

(e)	Equipment

Equipment is carried at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles, equipment and furniture, 45% for computers and 75% for software. One-half of the annual rate is used in the year of acquisition.

(f)	Asset Retirement Obligation

The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount will be depleted on a unit-of-production basis over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash fl ows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

(g)	Share Capital

The proceeds from the exercise of stock options and share purchase warrants are recorded as share capital. Common shares is- sued for non-monetary consideration are recorded at an amount based on fair market value at the time of issuance, reduced by estimated transaction costs, if any.

(h)	Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this standard stock-based payments are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted, with a corresponding increase in contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

(i)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on diff erences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates ex- pected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefi t that is more likely than not to be realized.

(j)	Loss per Share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Diluted loss per share has not been presented separately, as the effects of outstanding options and warrants are anti-dilutive.

(k)	Use of Estimates and Measurement Uncertainty

The preparation of financial statements requires management to make estimates and assumptions that aff ect the reported amounts and disclosure of assets, liabilities, expenses, other income, and contingent assets and liabilities. Significant areas requir- ing the use of management estimates relate to amortization of equipment, the determination of the recoverability of mineral property costs, the valuation allowance of future tax assets and the assumptions about the variables used in the calculation of stock-based compensation. Management believes the estimates are reasonable; however, actual results could differ from those estimates and would impact future results of operations and cash fl ows.

(l)	Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 3855, “financial instruments – recognition and measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The standard requires the Company to account for certain financial assets and liabilities at fair value at each balance sheet date. Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Quaterra Resources Inc.	25

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

(l)	Changes in Accounting Policies, continued

The adoption of this section does not impact the opening equity and losses of the Company as the fair values of the financial instruments approximate their carrying values due to their short-term maturity.

Effective January 1, 2007, the Company also adopted the CICA Handbook Section 1530, “comprehensive income”, which estab- lishes standards for presentation and disclosure of comprehensive income. Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with shareholders. It is made up of net income and other comprehensive income. The historical make up of net income has not changed. Other comprehensive income includes gains or losses, which generally accepted accounting principles requires to be recognized in a period but excluded from net in- come for that period. The Company has no items of other comprehensive income in any period presented. Therefore, net income as presented in the Company’s Statements of Operations and Deficit equals comprehensive income.

(m)	Future Accounting Changes

The CICA has issued the following new Handbook sections that will become effective on January 1, 2008 for the Company:

•	Section 3862, “Financial Instruments - Disclosures”
•	Section 3863, “Financial Instruments - Presentation”
•	Section 1535, “Capital Disclosures”.

CICA Handbook Section 3862 modifies the disclosure requirements for Section 3861, “Financial Instruments - Disclosure and Presentation”, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation requirements of Section 3861. The Company is currently evaluating the impact of the adoption of these new sections.

CICA Handbook Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether it has complied with any capital requirements to which it is subject and the consequences of non-compliance. The Company is currently evaluating the impact of adoption of this new section.

3.	Financial Instruments

(a)	Fair Value

The carrying values of cash and cash equivalents, receivables, amounts due from Joint Venture partner, bank indebtedness, ac- counts payable and accrued liabilities, and due to related parties approximate their fair values because of the short-term maturity of these financial instruments.

(b)	Interest Rate Risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and cur- rent liabilities.

(c)	Credit Risk

The Company is exposed to credit risk with respect to managing its cash position. To manage and mitigate this risk, the Company requires the deposits or short-term investments be invested with Canadian chartered banks rated BBB or better or commercial paper issuers R1/A2/P2 or higher, for a period not exceeding one year.

(d)	Currency Risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received by the Company are denominated in currencies other than the Canadian dollar (primarily US dollars and Mexican pesos). The Company does not manage the cur- rency risks through hedging or other currency management tools.

(e)	Derivatives – Mineral Properties

The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices. These rights are derivative instruments. However, the mineral interests to which they relate are not sufficiently developed to reasonably determine value.

26	2007 Annual Report

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

4.	Equipment

Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

	2007			2006

	Costs	Accumulated	Net Book	Net Book
		Amortization	Value	Value

Vehicles	$140,293	$(34,788)	$105,505	$29,078
Furniture	27,045	(2,463)	24,582	-
Equipment	34,780	(14,511)	20,269	1,234
Computers	23,249	(6,916)	16,333	1,843
Software	35,829	(22,066)	13,763	19,419

	$261,196	$(80,744)	$180,452	$51,574

5. Mineral Properties

The Company has interests in several mineral properties in Mexico, Alaska, Nevada, Arizona, Utah and Wyoming. The total capitalized deferred exploration and acquisition costs as at December 31, 2007 were as follows:

Mineral Properties	Nieves	Los	Alaskan	Uranium	MacArthur	Yerington	Other	Total
		Crestones	Properties	Properties			(1)

Acquisition
Balance, December 31, 2006	$1,244,464	$71,696	$130,746	$1,125,438	$170,324	$-	$454,918	$3,197,586

Additions during the year	58,469	6,401	20,456	1,830,754	355,389	979,078	1,389,305	4,639,852

Balance, December 31, 2007	1,302,933	78,097	151,202	2,956,192	525,713	979,078	1,844,223	7,837,438

Exploration
Balance, December 31, 2006	656,291	462,590	2,337,664	1,079,859	80,591	-	41,251	4,658,246

Advances to contractors	206	(4,103)	-	(61,088)	9,804	9,804	10,056	(35,321)
Air support	-	-	-	-	-	-	31,373	31,373
Assays and surveys	14,190	65,393	83,522	24,379	298,485	-	108,107	594,076
Camp costs	7,014	17,223	507	90,757	101,672	25,610	27,680	270,463
Drilling services	328,429	552,764	-	1,143,327	1,138,897	-	-	3,163,417
Equipment rental	590	224	220	168	94,239	601	12,546	108,588
Exploration support	10,047	11,652	2,157	22,162	65,770	7,025	9,578	128,391
Field supplies and wages	19,656	100,055	3,696	26,926	62,132	18,034	62,485	292,984
Geological services	21,995	45,332	12,080	968,200	376,295	196,410	139,899	1,760,211
Project management	37,001	84,855	9,464	157,701	101,871	-	114,239	505,131
Reclamation expenses	-	-	-	1,485	-	-	-	1,485
Travel and related costs	3,860	10,076	1,186	12,502	34,367	3,810	17,142	82,943
Vehicle expenses	3,677	22,365	361	53,150	42,892	15,706	17,130	155,281

Net additions during the year	446,665	905,836	113,193	2,439,669	2,326,424	277,000	550,235	7,059,022

Balance, December 31, 2007	1,102,956	1,368,426	2,450,857	3,519,528	2,407,015	277,000	591,486	11,717,268

Total acquisition and exploration
at December 31, 2007	$2,405,889	$1,446,523	$2,602,059	$6,475,720	$2,932,728	$1,256,078	$2,435,709	$19,554,706

(1) Other properties include SW Tintic, Gray Hills, Las Americas, Mirasol, Jaboncillos, Peg Leg, Carbon County, Cerro Blanco, Herbert Glacier, Texas claims, INDE Durango, La Reforma, Copper Canyon and Majuba Hill.

Quaterra Resources Inc.	27

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

5. Mineral Properties, continued

The total capitalized deferred exploration and acquisition costs as at December 31, 2006 were as follows:

Mineral Properties	Nieves	Los	Alaskan	Uranium	MacArthur	Other	Total
		Crestones	Properties	Properties		(1)

Acquisition
Balance, December 31, 2005	$1,176,381	$59,303	$110,919	$170,148	$30,484	$-	$1,547,235

Additions during the year	68,083	12,393	19,827	955,290	139,840	454,918	1,650,351

Balance, December 31, 2006	1,244,464	71,696	130,746	1,125,438	170,324	454,918	3,197,586

Exploration
Balance, December 31, 2005	464,034	20,113	1,621,681	103,820	-	-	2,209,648

Advances to contractors	(1,289)	4,103	-	66,344	-	-	69,158
Air support	-	-	111,795	4,664	-	-	116,459
Amortization	2,215	-	-	-	-	-	2,215
Assays and surveys	7,994	13,959	9,636	17,611	-	8,927	58,127
Camp costs	4,201	17,811	47,601	25,160	-	620	95,393
Drilling services	135,855	144,665	155,807	277,846	-	-	714,173
Equipment rental	165	12,065	16,014	3,085	6,732	-	38,061
Exploration support	3,297	6,289	32,738	25,461	441	5,856	74,082
Field supplies and wages	18,613	128,929	116,305	13,135	18,833	1,007	296,822
Geological services	14,746	40,434	152,151	333,861	19,776	19,197	580,165
Project management	1,945	46,442	23,798	178,824	29,093	-	280,102
Travel and related costs	2,360	9,762	16,789	27,414	5,142	5,076	66,543
Vehicle expenses	2,155	18,018	33,349	2,634	574	568	57,298

Net additions during the year	192,257	442,477	715,983	976,039	80,591	41,251	2,448,598

Balance, December 31, 2006	656,291	462,590	2,337,664	1,079,859	80,591	41,251	4,658,246

Total acquisition and
exploration at December 31, 2006	$1,900,755	$534,286	$2,468,410	$2,205,297	$250,915	$496,169	$7,855,832

(1) Other properties include SW Tintic, Gray Hills, Las Americas, Mirasol, Jaboncillos, Peg Leg and Carbon County.

(a)	Nieves Concessions, Mexico

The Company holds a 50% interest in certain mineral concessions located in northern Zacatecas, Mexico, (the “Nieves Conces- sions”) and two inlaying fractions within the Nieves Concessions (Delores and Nazarene), collectively called Nieves.

The Company acquired an option on the property pursuant to an Assignment made March 26, 1999 of the Underlying Agreement by Western Silver Corporation (“Western”), a company with common directors and offi cers to the Company.

To acquire its interest, the Company issued 1,444,460 common shares to Western valued at $288,892, issued 360,000 common shares to the concessionaires valued at $72,000 and in accordance with the terms of the Underlying Agreement made scheduled option payments to the concession holders, totalling US $70,000 over three years. In addition, to acquire the interest in the claim fractions the Company paid US $40,000 to the concessionaires. Commencing January 26, 2004, an annual advance minimum roy- alty payment (“AMR”) of US $75,000 is due to the concession holders until the commencement of commercial production.

The Nieves concessions are subject to a maximum 3% net smelter return royalty (“NSR”) to the original concession holders, which the Company may purchase at any time for US $2 million. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retains NSR royalties of 2% on certain core claims and 1% on certain peripheral claims.

28	2007 Annual Report

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

Funds in the amount of US $1,500,000 (C $1,904,550) were advanced to the Company pursuant to the terms of an agreement made April 10, 2003 with Blackberry Ventures I, LLC (“Blackberry”), a US-based investment partnership, whereby Blackberry could earn a 50% interest in the Nieves silver property in Mexico or the Duke Island property in Alaska by providing advance funding to the Company to fund exploration expenditures.

The agreement with Blackberry stipulated that once all monies received from the advances had been incurred on exploration expenditures, Blackberry effectively exercised its option and earned a 50% interest in the Nieves property. In August 2005, the par- ties formed a joint venture to proceed with exploration on the property. As at December 31, 2007, Blackberry owed the Company $581,124 (2006: $113,430) for its share of joint venture exploration expenditures that have been made on the property.

(b)	Los Crestones Property, Mexico

The Company holds a 100% interest in a certain mineral concession located in northern Durango, Mexico.

(c)	Alaskan Properties

The Company has a 100% interest in certain mining claims on Duke Island and a 100% interest in the Big Bar project, which con- sists of several state mining claims on the Seward Peninsula, northeast of Nome, Alaska.

(d)	Uranium Properties (Arizona, Utah and Wyoming)

In an agreement made effective June 22, 2005 with North Exploration LLC, a Nevada limited partnership, the Company acquired an option to purchase certain mining claims situated in Arizona, Utah and Wyoming. To exercise the option, the Company is required to make staged payments totalling US $500,000 over five years and to issue 600,000 common shares over three years, as follows:

	(i)	US $15,000 and issue 200,000 common shares on or before September 6, 2005 (paid and issued).
	(ii)	US $25,000 and issue 200,000 common shares on or before September 6, 2006 (paid and issued).
	(iii)	US $50,000 and issue 200,000 common shares on or before September 6, 2007 (paid and issued).
	(iv)	US $75,000 on or before September 6, 2008.
	(v)	US $135,000 on or before September 6, 2009.
	(vi)	US $200,000 on or before September 6, 2010.

If the Company meets the above terms and conditions and elects to exercise the option, the property may be purchased with a further payment of US $100. The agreement is subject to a 2% NSR payable upon commencement of commercial production, which the Company may reduce to 1% for US $1 million.

In an agreement made effective August 10, 2006 with Nu Star Exploration LLC, the Company acquired certain claims in the Arizona Uranium project area. Pursuant to this agreement, the Company’s commitments are as follows:

(i)	An initial payment of US $20,000 (paid).
(ii)	US $30,000 on or before August 10, 2007 (paid).
(iii)	US $40,000 on or before August 10, 2008.
(iv)	US $100,000 on or before August 10, 2009.

This property is subject to a 4% royalty of which a 3% royalty can be bought back for US $500,000.

(e)	MacArthur Claim

Pursuant to an agreement made October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Ne- vada. The Company met its obligation of US $100,000 in staged payments by January 15, 2007, incurred US $500,000 in explora- tion expenditures by January 15, 2008, and may elect to acquire the property by making further payments totaling US $2,545,000.

To earn a 100% interest, subject to a 2% NSR, the Company is required to make total staged payments by January 15, 2010 as follows:

(i)	US $10,000 upon execution (paid).
(ii)	US $25,000 on or before January 15, 2006 (paid).
(iii)	US $75,000 on or before January 15, 2007 (paid).
(iv)	US $100,000 on or before January 15, 2008 (paid).
(v)	US $125,000 on or before January 15, 2009.
(vi)	US $2,420,000 on or before January 15, 2010.

The property is subject to a 2% NSR, 1% of which the Company may purchase for US $1 million.

By amendment dated January 17, 2007, US $350,000 will be deducted from the final payment of US $2,420,000.

Quaterra Resources Inc.	29

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

(f)	Yerington

The Company has entered into an agreement to acquire all the assets of Arimetco Inc., a Nevada corporation, in the Yerington Mining District, Lyon County, Nevada. This transaction is subject to a 180 day review period (starting July 13, 2007), which may be extended for a further 120 days under certain circumstances (the Company extended its review by the 120 days subsequent to December 31, 2007).

Subject to regulatory approval, the consideration to be paid and issued by the Company is comprised of a payment of US $500,000 (of which US $100,000 has been paid as a non-refundable deposit) and the issuance of 250,000 common shares (allotted from treasury but not distributed (Note 7 (b))).

The property will be subject to a 2% NSR capped at US $7.5 million on production from any claims owned by the Company in the Yerington and MacArthur mine areas.

(g)	Other Properties

Mexico

Pursuant to an agreement made in December 2006, the Company acquired a 100% interest in certain mineral concessions located in Mexico for consideration of 200,000 common shares with a deemed value of $1.53 per share for a total value of $306,000 (Note 7 (d)).

United States

S.W. Tintic Claims

Pursuant to an agreement made in March 2007, the Company acquired the right to earn an interest in certain unpatented mining claims, which forms part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make staged payments totaling US $1 million by February 16, 2018 as follows:

(i)	Initial payment of US $20,000 (paid).
(ii)	US $20,000 on or before February 15, 2008 (paid).
(iii)	US $20,000 on or before February 15, 2009.
(iv)	US $40,000 on or before February 15, 2010.
(v)	US $50,000 on or before February 15, 2011.
(vi)	US $50,000 on or before February 15, 2012.
(vii)	US $100,000 on or before February 15, 2013.
(viii)	US $100,000 on or before February 15, 2014.
(ix)	US $100,000 on or before February 15, 2015.
(x)	US $250,000 on or before February 15, 2016.
(xi)	US $250,000 on or before February 15, 2017.

Alternatively, the Company may acquire the property at any time by paying $1 million less any previously paid amounts. The property is subject to a 2% NSR, 1% of which the Company may purchased for US $1 million.

Pursuant to another agreement made in August 2007, the Company acquired the right to earn an interest in further unpatented mining claims, which also form part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make the following payments:

(i)	Initial payment of US $254,410 (paid).
(ii)	US $5,000 deposit (paid).
(iii)	US $275,000 on or before August 29, 2008. *
(iv)	US $275,000 on or before August 29, 2009. *

* The US $550,000 note has a term of two years, with no interest. The Company has guaranteed full payment of this note.

Gray Hills

Pursuant to an agreement made in July 2007, the Company entered into a lease with an option to purchase certain mining claims, known as the Gray Hills claims in Lions County, Nevada. To earn a 100% interest, the Company is required to make staged payments as follows:

(i)	Initial payment of US $15,000 (paid).
(ii)	US $20,000 on or before July 11, 2007 (paid).
(iii)	US $25,000 on or before July 11, 2008.
(iv)	US $30,000 on or before July 11, 2009.
(v)	US $35,000 on or before July 11, 2010.

30	2007 Annual Report

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

(vi)	US $40,000 on or before July 11, 2011 and each anniversary until such time the option to purchase the properties is exercised by the Company or the optionee chooses to withdraw from the lease.

The Company may exercise its option to purchase at any time, for US $500,000.

The property is subject to a 3% NSR, up to 2% of which may purchased by the Company for US $500,000 per 1%.

Herbert Glacier

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Herbert Glacier in Mineral County, Nevada. To earn a 100% interest, the Company is required to make the following advance royalty payments:

(i)	Initial payment of US $12,000 (paid).
(ii)	US $12,000 on or before November 19, 2008.
(iii)	US $12,000 on or before November 19, 2009.
(iv)	US $12,000 on or before November 19, 2010.
(v)	US $12,000 on or before November 19, 2011.
(vi)	US $20,000 on or before November 19, 2012.
(vii)	US $20,000 on or before November 19, 2013.
(viii)	US $20,000 on or before November 19, 2014.
(ix)	US $20,000 on or before November 19, 2015.
(x)	US $20,000 on or before November 19, 2016.
(xi)	US $20,000 on or before November 19, 2017.
(xii)	US $30,000 on or before November 19, 2018 and every consecutive anniversary thereafter.

The Company must also incur US $25,000 in exploration expenditures by November 19, 2008 and a further US $25,000 in exploration expenditures each year thereafter.

The property is subject to NSR as follows:

(i)	3.0% on gold price less than US $400.
(ii)	3.5% on gold price between US $401 and US $500.
(iii)	4.0% on gold price between US $501 and US $600.
(iv)	5.0% on gold price above US $601.

NSR shall be paid on or before the 30th day of the following calendar quarter.

Texas Claims

Pursuant to an option agreement made in March 2007, the Company may acquire a 100% interest in certain prospect permits. The option payments are as follows:

(i)	Initial payment of US $50,000 (paid).
(ii)	US $50,000 on or before March 27, 2008.
(iii)	US $60,000 on or before March 27, 2009.
(iiii)	US $70,000 on or before March 27, 2010.
(iv)	US $150,000 on or before March 27, 2011.
(v)	US $220,000 on or before March 27, 2012.

Copper Canyon Project

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Copper Canyon Project in Mineral County, Nevada. To earn a 100% interest, the Company is required to make staged payments totaling US $625,000 by November 6, 2011 as follows:

(i)	Initial payment of US $15,000 (paid).
(ii)	US $35,000 on or before November 6, 2008.
(iii)	US $75,000 on or before November 6, 2009.
(iv)	US $150,000 on or before November 6, 2010.
(v)	US $350,000 on or before November 6, 2011.

The property is subject to a 2.5% NSR, 0.5% of which may be purchased by the Company for US $500,000.

Should the Company decide to commence commercial production, a payment of $750,000 is due within five business days from the date the decision is made.

Quaterra Resources Inc.	31

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

Majuba Hill

Pursuant to an agreement made in December 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Majuba Hill in Mineral County, Nevada. To earn a 100% interest, the Company is required to make staged payments totaling US $3,000,000 by December 10, 2015 as follows:

(i)	Initial payment of US $100,000 (paid).
(ii)	US $100,000 on or before December 10, 2008.
(iii)	US $100,000 on or before December 10, 2009.
(iv)	US $250,000 on or before December 10, 2010.
(v)	US $250,000 on or before December 10, 2011.
(vi)	US $500,000 on or before December 10, 2012.
(vii)	US $500,000 on or before December 10, 2013.
(viii)	US $500,000 on or before December 10, 2014.
(ix)	US $700,000 on or before December 10, 2015.

The Company must also incur cumulative US $1,000,000 in exploration expenditures by December 10, 2012. Should the Company incur less than US $1,000,000, the Company must pay the shortfall to the vendor by December 10, 2012.

On commencement of mining operations the property is subject to a 3% NSR, 1% of which the Company may purchase for US $1,000,000.

Canada

The option agreements from 2001, for the Arc and Brown Claims in the Skeena Mining District were terminated in 2006 and, accordingly, 100% interest reverted back to the Company.

No acquisition or exploration costs relating to these claims remain deferred as part of mineral property expenditures.

The breakdown of other property exploration and acquisition costs as at December 31, 2007 were as follows:

32	2007 Annual Report

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

Quaterra Resources Inc.	33

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

5. Mineral Properties, continued

The breakdown of other property exploration and acquisition costs as at December 31, 2006 were as follows:

Other Mineral Properties	SW Tintic	Grays	Las	Mirasol	Jaboncillos	Peg Leg	Carbon	Total Other
		Hills	Americas				County	properties

Acquisition
Balance, December 31, 2005	$-	$-	$-	$-	$-	$-	$-	$-
Additions during the year	33,209	25,032	118,094	112,688	107,098	57,089	1,708	454,918

Balance, December 31, 2006	33,209	25,032	118,094	112,688	107,098	57,089	1,708	454,918

Exploration
Balance, December 31, 2005	-	-	-	-	-	-	-	-

Assasys and surveys	-	1,833	3,409	1,519	2,070	96	-	8,927
Camp costs	-	620	-	-	-	-	-	620
Exploration and other	456	-	17	11	20	4,555	797	5,856
Field supplies and wages	-	48	220	198	541	-	-	1,007
Geological services	-	14,051	411	262	9	4,464	-	19,197
Travel and related costs	-	1,052	1,549	1,224	1,251	-	-	5,076
Vehicle expenses	-	568	-	-	-	-	-	568

Net additions during the year	456	18,172	5,606	3,214	3,891	9,115	797	41,251

Balance, December 31, 2006	456	18,172	5,606	3,214	3,891	9,115	797	41,251

Total acquisition and exploration	$33,665	$43,204	$123,700	$115,902	$110,989	$66,204	$2,505	$496,169

(h)	Title to Mineral Properties

Title to mineral properties may be affected by unregistered prior agreements or transfers, as well as undetected defects. Although the Company has verifi ed title to its mineral properties in accordance with standard industry practices applicable for the current stage of exploration, these procedures do not guarantee the Company’s interests in its mineral properties.

(i)	Environmental Expenditures

The operations of the Company may, in the future, be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

34	2007 Annual Report

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

6.	Related Party Transactions

As at December 31, 2007, $86,391 (2006: $26,216) was due to directors or senior officers of the Company or to companies controlled by them, without interest or stated terms of repayment, for various services rendered and $12,500 (2006: Nil) was included in prepaids and deposits. The following table summarizes the Company’s related party transactions for the years ended December 31, 2007, 2006 and 2005.

		2007	2006	2005

Services
Administration fee		$116,000	$60,000	$60,000
Consulting		$172,283	$101,529	$48,568
Directors’ and offi cers’ fees		$41,984	$5,625	$-
General exploration		$-	$4,306	$-
Investor relations		$39,794	$36,943	$36,167
Office and general	(1)	$19,753	$2,536	$-
Professional fees		$83,188	$51,658	$55,549
Share issue costs	(2)	$1,170	$27,698	$-
Wages and benefits		$238,747	$49,746	$-

Mineral properties
Nieves	(3)	$-	$1,320	$-
Los Crestones	(3)	$1,920	$-	$-
Alaskan Properties	(3)	$9,537	$14,603	$-
Uranium Properties	(3)	$58,001	$83,372	$16,178
MacArthur	(3)	$58,758	$50,195	$6,396

(1)	This amount represents a percentage administration fee paid on recoverable expenses
(2)	This amount has been capitalized and is included in share capital on the balance sheet
(3)	These amounts have been capitalized and are included in mineral properties on the balance sheet

These transactions were made in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the Company and related parties. They are considered related parties due to the following relationships to the Company:

(a)	A private company controlled by directors or officers of the Company.
(b)	A director and/or offi cer of the Company.
(c)	An association of lawyers in which an offi cer of the Company is a member (resigned May 1, 2006).

Quaterra Resources Inc.	35

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

7.	Share Capital

(a)	Authorized

The Company has unlimited authorized, without par value, common shares.

(b)	Issued and Outstanding

	Number	Total	Contributed
	of Shares		Surplus

Balance as at December 31, 2005	65,522,200	$15,172,975	$1,013,998

Issued for cash:
Private placements	5,247,855	9,183,746	-
Exercised share purchase warrants	3,814,281	1,907,141	-
Exercised stock options	2,829,000	675,030	-

Total issued for cash	11,891,136	11,765,917	-

Issued for mineral property acquisitions	400,000	606,000	-
Issued for fi nders’ fees	291,484	510,097	-
Fair value of stock options exercised	-	349,445	(349,445)
Stock-based compensation	-	-	3,045,004

Subtotal before share issue costs	12,582,620	13,231,459	2,695,559

Share issue costs	-	(543,376)	-

Balance as at December 31, 2006	78,104,820	27,861,058	3,709,557

Issued for cash:
Exercised share purchase warrants	2,480,785	5,581,766	-
Exercised stock options	2,108,500	1,288,515	-

Total issued for cash	4,589,285	6,870,281	-

Issued for mineral property acquisition	200,000	586,000	-
Allotted for mineral property acquisition (Note 5 (f))	250,000	695,000	-
Issued for services	22,900	67,500	-
Fair value of stock options exercised	-	801,925	(801,925)
Stock-based compensation	-	-	4,502,163

Subtotal before share issue costs	5,062,185	9,020,706	3,700,238

Share issue costs	-	(6,316)	-

Balance as at December 31, 2007	83,167,005	$36,875,448	$7,409,795

(c)	Private Placements

There were no private placements during the year ended December 31, 2007.

During the year ended December 31, 2006, the Company issued 5,247,855 units at a price of $1.75 per unit for gross proceeds of $9,183,746. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of $2.25 until expiry on June 21, 2008. The Company incurred net share issuance costs of $502,596, including 291,484 common shares issued for fi nders’ fees valued at $510,097, resulting in net proceeds of $8,681,150 from the private placement.

36	2007 Annual Report

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

(d)	Shares Issued for Mineral Property

During the year ended December 31, 2007, the Company issued 450,000 common shares for value at $1,281,000.

(i)	200,000 common shares valued at $2.93 per share, $586,000 in total, pursuant to the terms of the uranium properties agreement (Note 5 (d)).

(ii)

250,000 common shares valued at $2.78 per share, $695,000 in total, pursuant to the acquisition of the Yerington property. These shares have been issued from treasury but have not been distributed. They will only be distributed when all terms of the Yerington property agreement have been met (Note 5 (f)).

During the year ended December 31, 2006, the Company issued 400,000 common shares for value at $606,000.

(i)	200,000 common shares valued at $1.50 per share, $300,000 in total, pursuant to the terms of the uranium properties agreement (Note 5 (d)).

(ii)	200,000 common shares valued at $1.53 per share, $306,000 in total, pursuant to the acquisition of three mineral concessions in Mexico (Note 5 (g)).

(e)	Share Purchase Warrants

A summary of the Company’s share purchase warrant transactions for the year ended December 31, 2007 is as follows:

Exercise	Expiry	Balance	Warrants	Expired	Warrants	Balance
Price	Date	Dec 31, 2006	Issued		Exercised	Dec 31, 2007

$2.25	June 21, 2008	2,623,928	-	143,143	2,480,785	-
Weighted average exercise price		$2.25	$0.00	$0.00	$2.25	$0.00

On July 20, 2007, notice was given to holders of the share purchase warrants exercisable at $2.25 with an expiry date of June 21, 2008, of an acceleration of the expiry date from June 21, 2008 to August 20, 2007. These warrants have now either been exercised or have expired.

A summary of the Company’s share purchase warrant transactions for the year ended December 31, 2006 are as follows:

Exercise	Expiry	Balance	Warrants	Expired	Warrants	Balance
Price	Date	Dec 31, 2005	Issued		Exercised	Dec 31, 2006

$0.66	January 20, 2006	120,000	-	120,000	-	-
$0.50	September 27, 2007	3,250,000	-	-	3,250,000	-
$0.50	September 27, 2007	564,281	-	-	564,281	-
$2.25	June 21, 2008	-	2,623,928	-	-	2,623,928

		3,934,281	2,623,928	120,000	3,814,281	2,623,928

Weighted average exercise price		$0.50	$2.25	$0.66	$0.50	$2.25

(f)	Stock Options

As at December 31, 2007 and 2006, the Company had a stock option plan (the “Plan”) allowing for the reservation of common shares issuable under the Plan to a maximum 10% of the number of issued and outstanding common shares of the Company at any given time. The term of any stock option granted under the Plan may not exceed fi ve years and the exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant, less any permitted discount. On an annual basis, the Plan requires approval by the Company’s shareholders and submission for regulatory review and acceptance.

The purpose of the Plan is to provide directors, officers, key employees and certain other persons who provided services to the Company and its subsidiaries with an increased incentive to contribute to the future success and prosperity of the Company.

Quaterra Resources Inc.	37

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

7.	Share Capital, continued

As at December 31, 2007 and 2006, all options granted were vested and exercisable. Transactions for the years ended December 31, 2007 and 2006 are as follows:

Exercise	Expiry	Balance	Options	Options	Options	Balance
Price	Date	Dec 31, 2006	Granted	Forfeited	Exercised	Dec 31, 2007

$0.12	January 10, 2008	937,000	-	-	767,000	170,000
$0.25	October 2, 2008	50,000	-	-	50,000	-
$0.34	December 8, 2008	90,000	-	-	20,000	70,000
$0.62	March 25, 2009	590,000	-	-	445,000	145,000
$0.35	August 9, 2010	850,000	-	-	316,500	533,500
$0.40	January 9, 2011	200,000	-	-	-	200,000
$1.04	March 27, 2011	125,000	-	-	-	125,000
$1.00	May 19, 2011	75,000	-	-	-	75,000
$1.12	June 12, 2011	100,000	-	-	-	100,000
$1.55	July 28, 2011	2,110,000	-	-	510,000	1,600,000
$1.55	August 23, 2011	100,000	-	-	-	100,000
$1.50	September 25, 2011	100,000	-	-	-	100,000
$2.05	December 18, 2011	100,000	-	-	-	100,000
$2.65	January 11, 2012	-	75,000	-	-	75,000
$2.70	February 21, 2012	-	25,000	-	-	25,000
$3.33	July 20, 2012	-	2,031,000	20,000	-	2,011,000
$3.33	August 7, 2012	-	80,000	-	-	80,000
$2.93	October 9, 2012	-	50,000	-	-	50,000

		5,427,000	2,261,000	20,000	2,108,500	5,559,500

Weighted average exercise price		$0.92	$3.29	$3.33	$0.61	$1.99

Exercise	Expiry	Balance	Options	Options	Options	Balance
Price	Date	Dec 31, 2005	Granted	Forfeited	Exercised	Dec 31, 2006

$0.15	February 8, 2006	50,000	-	-	50,000	-
$0.15	May 7, 2006	55,000	-	-	55,000	-
$0.12	June 8, 2006	515,000	-	-	515,000	-
$0.19	September 27, 2006	490,000	-	-	490,000	-
$0.12	January 10, 2008	1,591,000	-	-	654,000	937,000
$0.25	October 2, 2008	75,000	-	-	25,000	50,000
$0.34	December 8, 2008	195,000	-	-	105,000	90,000
$0.65	March 2, 2009	100,000	-	100,000	-	-
$0.62	March 25, 2009	800,000	-	-	210,000	590,000
$0.35	August 9, 2010	1,575,000	-	-	725,000	850,000
$0.40	January 9, 2011	-	200,000	-	-	200,000
$1.04	March 27, 2011	-	125,000	-	-	125,000
$1.00	May 19, 2011	-	75,000	-	-	75,000
$1.12	June 12, 2011	-	100,000	-	-	100,000
$1.55	July 28, 2011	-	2,110,000	-	-	2,110,000
$1.55	August 23, 2011	-	100,000	-	-	100,000
$1.50	September 25, 2011	-	100,000	-	-	100,000
$2.05	December 18, 2011	-	100,000	-	-	100,000

		5,446,000	2,910,000	100,000	2,829,000	5,427,000

Weighted average exercise price		$0.29	$1.44	$0.65	$0.24	$0.92

38	2007 Annual Report

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

(g)	Value Assigned to Stock Options

The fair value of stock options granted using the Black-Scholes option pricing model was calculated with the following weighted aver- age assumptions:

	2007	2006	2005

Risk-free interest rate	4.57%	4.02%	2.98%
Expected share price volatility	89.42%	121.60%	101.97%
Expected option life in years	3.0	3.5	2.0
Expected dividend yield	0%	0%	0%

The total calculated fair value of options expensed during the year ended December 31, 2007 was $4,502,163 (2006: $3,045,004; 2005: $330,842) and are included in the statement of operations as follows:

	2007		2006		2005

	Number	Stock-based	Number	Stock-based	Number	Stock-based
	of Options	Compensation	of Options	Compensation	of Options	Compensation

Consulting	1,155,000	$2,260,416	1,315,000	$1,476,044	300,000	$63,018
Directors’ and officers’ fees	855,000	1,745,631	725,000	749,697	950,000	199,555
Wages and benefi ts	251,000	496,116	870,000	819,263	325,000	68,269

Total	2,261,000	$4,502,163	2,910,000	$3,045,004	1,575,000	$330,842

8.	Income Taxes

As at December 31, 2007, the Company has non-capital losses of approximately $4,165,000 that may be applied against future income for Canadian income tax purposes. The potential future tax benefi ts of these losses have not been recorded in these financial statements. The losses expire as follows:

2007

2008	$349,000
2009	235,000
2010	228,000
2014	284,000
2015	360,000
2026	698,000
2027	2,011,000

$4,165,000

Quaterra Resources Inc.	39

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

8.	Income Taxes , continued

In addition, the Company has tax losses of approximately US $4,980,000 that may be applied against future taxable income in Mexico, which expire in stages over a 10 year period; and tax losses of approximately US $11,588,000 that may be applied against future taxable income in the USA.

The future benefi ts of these losses and deductions have not been recorded in the accounts. A reconciliation of income tax provision computed at statutory rates to the reported income tax provision is provided as follows:

	2007	2006	2005

Loss before income taxes	$(7,303,204)	$(3,830,534)	$(788,060)

Income tax rate	34.12%	34.12%	34.12%
Income tax benefit computed at Canadian statutory rates	$2,491,853	$1,306,978	$268,886
Foreign tax rates different from statutory rates	(5,780)	(97)	(6,233)
Permanent diff erences	(1,539,031)	(1,039,788)	(113,337)
Temporary difference	20,795	(2,347)	5,508
Unrecognized tax losses	(967,837)	(264,746)	(154,824)

	$-	$-	$-

Significant components of the Company’s future income tax assets, after applying enacted corporate income tax rates, are as follows:

	2007	2006	2005

Future income tax assets
Temporary diff erences on assets	$(3,147,371)	$(1,023,999)	$(194,685)
Losses carried forward	6,732,684	3,470,453	2,101,654

	3,585,313	2,446,454	1,906,969
Valuation allowance for future income tax assets	(3,585,313)	(2,446,454)	(1,906,969)

Future income tax assets, net	$-	$-	$-

9.	Segmented Information

The Company has only one industry segment, the exploration of mineral properties. The Company‘s non-current assets are distributed by geographic locations as follows:

	2007					2006

	Prepaids and	Equipment	Mineral	Reclamation	Total	Equipment	Mineral	Reclamation	Total
	Deposits		Properties	Bond			Properties	Bond

Canada	$12,811	$22,335	$-	$-	$35,146	$24,997	$-	$-	$24,997
Mexico	-	56,276	4,693,257	-	$4,749,533	25,488	2,785,632	-	2,811,120
U.S.A.	8,003	101,841	14,861,449	139,492	$15,110,785	1,089	5,070,200	79,898	5,151,187

	$20,814	$180,452	$19,554,706	$139,492	$19,895,464	$51,574	$7,855,832	$79,898	$7,987,304

40	2007 Annual Report

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

10.	Supplemental Cash Flow Information

	2007	2006	2005

Cash Items
Interest received	$263,818	$70,999	$34,470
Share issue costs	$6,316	$61,524	$-
Interest paid	$-	$-	$-
Taxes paid	$-	$-	$-

Non-Cash Items
Investing Activity
Mineral property costs included in account payable	$900,613	$155,522	$-
Financing Activities
Non-cash share issue costs	$-	$482,154	$-
Shares issued for services	$67,500	$-	$-
Shares issued for mineral property	$1,281,000	$606,000	$76,000
Shares issued for finders fees	$-	$510,097	$-
Promissory note issued for mineral properties	$540,100	$-	$-

Cash and cash equivalents
Cash	$2,411,052	$414,933	$375,285
Term deposits and bankers acceptance	978,848	8,697,799	1,411,013

	$3,389,900	$9,112,732	$1,786,298

11.	Subsequent Events

The following occurred subsequent to December 31, 2007:

(a)	570,700 stock options with an average price of $0.42 per share were exercised for gross proceeds of $240,435.

(b)	7,653 common shares were issued at a price of $2.94 for services.

(c)	The following agreements were implemented as at January 1, 2008:

(i)	The employment agreement of the VP of Exploration was renewed.
(ii)	The management agreement with a related party was renewed.
(iii)	The employment agreement for the President was renewed.

(d)

On February 5, 2008, the Company released US $83,000 towards the acquisition of all the assets of Arimetco Inc., a Nevada corporation, in the Yerington Mining District, Lyon County, Nevada (Note 5 (f)).

(e)

Subject to regulatory approval, the Company is in the process of raising funds through a private placement of up to 4,000,000 units at a price of US $3.20 per unit for potential gross proceeds of US $12,800,000. Each unit will consist of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of US $4.20 until expiry 18 months subsequent to the closing date.

(f)	The Company has received US $509,300 from Blackberry in respect to its joint venture property Nieves.

(g)	On March 3, 2008, the Company’s common shares were approved for listing on the American Stock Exchange under the sym- bol QMM.

Quaterra Resources Inc.	41

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

12.	Differences Between Canadian and United States Generally Accepted Accounting Principles

(a)	Differences in Accounting Principles

(i)       Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral properties and exploration expenditures are capitalized (Note 5).

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained. To date no exploration expenses have been capitalized under US GAAP.

The Company has adopted EIFT 04-02 and separately reports the aggregate carrying amount of mineral rights. Mineral rights include an option for the Company to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits. Acquisition costs include cash and the fair market value of common shares for the mineral rights. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has occurred.

(ii)      Reconciliation of total assets, liabilities and stockholders’ equity:

	Years Ended December 31,
	2007	2006

Total assets per Canadian GAAP	$24,198,211	$17,340,544
Exploration expenditures on mineral properties	(13,110,749)	(5,196,365)
expensed under US GAAP

Total assets per US GAAP	$11,087,462	$12,144,179

Total liabilities per Canadian GAAP	$1,706,270	$277,527
Adjustments to US GAAP	-	-

Total liabilities per US GAAP	1,706,270	277,527

Total equity per Canadian GAAP	22,491,941	17,063,017
Exploration expenditures on mineral properties	(13,110,749)	(5,196,365)
expensed under US GAAP

Total equity per US GAAP	9,381,192	11,866,652
Total liabilities and equity per US GAAP	$11,087,462	$12,144,179

42	2007 Annual Report

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

(iii)     Reconciliation of net loss reported in Canadian GAAP and US GAAP

	Years ended December 31,
	2007	2006	2005

Reconciliation of net loss from Canadian GAAP to US GAAP
Loss for year per Canadian GAAP	$7,303,204	$3,830,534	$788,060
Exploration expenditures on mineral properties	7,914,384	2,646,351	1,172,538

Net loss for year per US GAAP	15,217,588	6,476,885	1,960,598
Deficit, beginning of year per US GAAP	19,686,463	13,209,578	11,248,980

Deficit, end of year as per US GAAP	$34,904,051	$19,686,463	$13,209,578

Net loss per share for the year in accordance with Canadian GAAP	$0.09	$0.05	$0.01
Total differences	0.10	0.04	0.02

Net loss per share for the year in accordance with US GAAP	$0.19	$0.09	$0.03
Weighted average number of common shares outstanding	79,971,435	69,964,072	60,318,200

(iv)      Reconciliation of cash flows reported in Canadian GAAP and US GAAP:

	Years ended December 31,
	2007	2006	2005
Cash used in operating activities in accordance with Canadian GAAP	$(2,772,139)	$(1,046,844)	$(415,178)
Adjustments to net loss involving use of cash
Write-off of expenditures on mineral properties	(7,914,384)	(2,646,351)	(1,172,538)
Cash used in operating activities in accordance with US GAAP	(10,686,523)	(3,693,195)	(1,587,716)
Cash used in investing activities in accordance with Canadian GAAP	(9,832,158)	(3,341,860)	(1,897,328)
Reclassification of expenditures on mineral property interest	7,914,384	2,646,351	1,172,538
Cash used in investing activities in accordance with US GAAP	(1,917,774)	(695,509)	(724,790)
Cash provided by financing activities in accordance with Canadian and US GAAP	6,881,465	11,715,138	2,416,145
Increase (decrease) in cash during the year in accordance with Canadian and US GAAP	(5,722,832)	7,326,434	103,639
Cash, beginning of year in accordance with Canadian and US GAAP	9,112,732	1,786,298	1,682,659
Cash, end of year in accordance with Canadian and US GAAP	$3,389,900	$9,112,732	$1,786,298

Quaterra Resources Inc.	43

CONSOLIDATED STATEMENT OF FINANCIAL EARNINGS

12.	Differences Between Canadian and United States Generally Accepted Accounting Principles, continued

(b)	Recent Accounting Pronouncements

(i)

SFAS 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amor- tizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fi scal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fi scal years beginning after June 1, 2005. There is no impact on the Company’s consolidated financial statements.

(ii)

SFAS 157, Fair Value Measurements. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are eff ective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company’s consolidated financial statements.

(iii)

On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. Interpretation 48 clarifi es the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on de-recognition, classifi cation, interest and penalties, accounting in interim periods, disclosure and tran- sition. Interpretation 48 is eff ective for fiscal years beginning after December 15, 2006, with early adoption permitted. There is no impact on the Company’s consolidated financial statements.

(iv)

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – an Amend- ment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specifi ed election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. There is no impact on the Company’s consolidated financial statements.

(v)

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin 108 (“SAB 108”). The inter- pretations in this bulletin express the staff ’s views regarding the process of quantifying financial statement misstatements and are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under cur- rent practice for the build up of improper amounts on the balance sheet. There is no impact on the Company’s consolidated financial statements.

(vi)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS 141(R)), which replaces SFAS 141. SFAF 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired con- tingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009. There is no impact on the Company’s consolidated financial statements.

(vii)

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an Amend- ment of ARB No. 51 (SFAS 160). SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interest in a subsidiary, including classifi cation as a component of equity. SFAS 160 is effective for fi scal years beginning after December 15, 2008. The Company does not currently have any minority interests.

13.	Comparative Figures

Certain of the 2006 and 2005 comparative fi gures have been reclassified to conform to the current year’s presentation.

44	2007 Annual Report

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**AMEX: QMM, TSX-V: QTA**

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